SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 17, 2024

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Announcement of LM Ericsson Telephone Company, April 16, 2024 regarding “First quarter report 2024”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ LARS SANDSTRÖM
Lars Sandström
Senior Vice President, Chief Financial Officer

Date: April 17, 2024

First quarter report 2024

Stockholm, April 16, 2024

First quarter highlights – Driving gross margin improvements and cost efficiencies

–	Sales declined organically[1] by -14% YoY, due to a -19% decline in Networks. Reported sales decreased to SEK 53.3 (62.6) b.

–	Gross income excluding restructuring charges decreased to SEK 22.8 (24.9) b. as lower sales were partly offset by an improvement in gross margin. Reported gross income was SEK 22.7 (24.2) b.

–

Gross margin excluding restructuring charges improved to 42.7% (39.8%) supported by a competitive product portfolio, cost actions, improved commercial discipline, as well as increased IPR licensing revenues. Reported gross margin was 42.5% (38.6%).

–	EBITA excluding restructuring charges amounted to SEK 5.1 (4.8) b. with a margin of 9.6% (7.7%), which included a one-time gain of SEK 1.9 b. Reported EBITA was SEK 4.9 (3.8) b.

–	Net income was SEK 2.6 (1.6) b. EPS diluted was SEK 0.77 (0.45).

–	Free cash flow before M&A was SEK 3.7 (-8.0) b. reflecting improved management of working capital.

–	Net cash on March 31, 2024, was SEK 10.8 b. compared with SEK 7.8 b. on December 31, 2023.

SEK b.	Q1 2024	Q1 2023	YoY change	Q4 2023	QoQ change
Net sales	53.3	62.6	-15%	71.9	-26%
Sales growth adj. for comparable units and currency ²	-	-	-14%	-	-
Gross margin ²	42.5%	38.6%	-	39.8%	-
EBIT	4.1	3.0	35%	5.8	-30%
EBIT margin ²	7.7%	4.9%	-	8.1%	-
EBITA ²	4.9	3.8	27%	6.7	-27%
EBITA margin ²	9.2%	6.2%	-	9.3%	-
Net income	2.6	1.6	66%	3.4	-23%
EPS diluted, SEK	0.77	0.45	71%	1.02	-25%

Measures excl. restructuring charges ²
Gross margin excluding restructuring charges	42.7%	39.8%	-	41.1%	-
EBIT excluding restructuring charges	4.3	4.0	7%	7.4	-42%
EBIT margin excluding restructuring charges	8.1%	6.4%	-	10.3%	-
EBITA excluding restructuring charges	5.1	4.8	6%	8.2	-38%
EBITA margin excluding restructuring charges	9.6%	7.7%	-	11.4%	-
Free cash flow before M&A	3.7	-8.0	-	12.5	-71%
Net cash, end of period	10.8	13.6	-20%	7.8	38%

1 Sales adjusted for comparable units and currency.

2 Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

1 Ericsson | First quarter report 2024

CEO comments

In Q1, we continued to execute on our strategy to strengthen our leadership in mobile networks, drive a focused expansion in enterprise, and pursue cultural transformation. We maintained our leading market position, but as expected our customers continued to exercise caution with their investments. Against this tough market backdrop, we delivered solid expansion in gross margins. This underscores the competitiveness of our solutions, our commercial discipline, and our actions on costs.

We will continue to proactively optimize the business, including through strategic cost-saving measures, to ensure Ericsson is best positioned to increase shareholder value.

Q1 – Market headwinds and execution focus

While organic sales1 declined by -14%, we reached a gross margin2 of 42.7%, generated EBITA3 of SEK 5.1 billion and a 9.6% EBITA margin3.

Networks sales1 decreased organically by -19% YoY as our customers continued to be cautious with their investments. Despite this, we generated a strong gross margin2 of 44.3% – a testament to our technology leadership, our competitive product portfolio, and the strategic actions we are taking, including on costs.

In Cloud Software and Services, we continued to execute on our strategy to strengthen delivery performance and commercial discipline. We delivered a gross margin2 of 37.4% and our EBITA margin2 improved year-on-year for a fifth consecutive quarter. The rolling four quarter EBITA margin2 was 3.0%.

In Enterprise, sales grew organically overall but declined in Global Communications Platform, impacted by a low-margin customer contract loss in Q4 and our decision to reduce our operations in some countries, with the impact expected to continue throughout the year. We continue to focus on leveraging the current business to support the build-out of our Global Network Platform for network APIs.

Our IPR revenues continued to grow, with a new 5G patent license agreement with a handset manufacturer. We are confident of delivering further growth in IPR revenues, benefiting from additional 5G agreements and an expansion into additional licensing areas. The timing of contracts will fluctuate, as we seek to optimize the value of new agreements.

We delivered SEK 3.7 billion of free cash flow4 in Q1, benefiting from our operational improvements, and lower working capital as we concluded an intense 5G roll-out phase in India.

We announced further measures in the quarter to improve our cost efficiency and streamline operations, including headcount reductions. This is a necessary action to position the Company for longer-term success.

In March, our independent Monitor certified our compliance program. This is an important step to conclude our plea agreement. Our focus on culture and integrity will continue.

Executing on our strategy

Our strategy is aimed at building a stronger and more profitable Ericsson in the long term, with a vision to capture the next major wave of networks innovation with a substantial platform business.

At Mobile World Congress in Barcelona, we showcased industry-leading hardware and software solutions required in order to build the high-performance and programmable networks necessary to digitalize society. Our industry is shifting from a vertically integrated architecture to a horizontal and cloud-based network architecture – and Ericsson is leading this development.

We also took critical steps in our strategy to build a Global Network Platform for network APIs, and announced three key partnerships with Verizon, AT&T and Amazon Web Services, as well as a communications API agreement with KDDI. Exposing network features through APIs will support the creation of new differentiated services and will be crucial in the next step of digitalization of enterprise and society.

Looking ahead

We expect a further decline in the RAN market, at least through the end of this year, as customers remain cautious with their investments and the pace of investment in India continues to normalize. Dell’Oro estimates the global RAN equipment market will decline by -4% in 2024, which may prove optimistic.

If current trends persist, we expect our sales to stabilize during the second half of the year, benefiting from recent contract wins and the normalization of customer inventory levels in North America. In Q2, we expect Networks gross margin excluding restructuring charges to be in the range of 42-44%. In the second half, our margins should benefit from improved business mix. We also remain highly focused on delivering stronger cash flow, based on our operating discipline.

Our enterprise strategy aims to leverage network capabilities to increase telecoms industry revenue growth above the level that traffic growth alone could deliver. We are creating new, differentiated, products and services, supporting our customers in this transformation. In turn, this will support industry investment levels in the longer term.

While near-term dynamics are challenging, we remain fully committed to our long-term targets, and we continue to be focused on increasing shareholder value.

Börje Ekholm

President and CEO

1 Sales adjusted for comparable units and currency.

2 Excluding restructuring charges.

3 Excluding restructuring charges. Includes a one-time gain of SEK 1.9 b., reported in segment Other.

4 Before M&A.

2 Ericsson | First quarter report 2024	CEO comments

Financial highlights

Net sales Segments

SEK b.	Q1 2024	Q1 2023	YoY change	YoY adj.¹	Q4 2023	QoQ change
Networks	33.7	42.5	-21%	-19%	45.0	-25%
Cloud Software and Services	13.0	13.4	-3%	-2%	19.6	-33%
Enterprise	6.0	6.0	0%	1%	6.7	-11%

Other	0.6	0.7	-14%	-14%	0.6	-5%
Total	53.3	62.6	-15%	-14%	71.9	-26%

1 Sales growth adjusted for comparable units and currency. Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

Net sales Market Areas

SEK b.	Q1 2024	Q1 2023	YoY change	YoY adj.¹	Q4 2023	QoQ change
South East Asia, Oceania and India	8.6	13.9	-38%	-37%	11.8	-27%
North East Asia	3.4	4.4	-22%	-16%	9.1	-62%
North America	13.9	16.9	-18%	-17%	14.4	-3%
Europe and Latin America	13.2	14.2	-7%	-8%	19.2	-31%
Middle East and Africa	4.6	4.2	11%	11%	7.8	-40%

Other ²	9.5	8.9	7%	9%	9.6	0%
Total	53.3	62.6	-15%	-14%	71.9	-26%

1 Sales growth adjusted for comparable units and currency.

2 Market area “Other” includes primarily IPR licensing revenues and almost all sales in segment Enterprise.

Sales breakdown by market area by segment is available at the end of this report.

Net sales

Reported Group sales decreased by -15% to SEK 53.3 (62.6) b. Sales adjusted for comparable units and currency decreased by -14%, reflecting reduced operator investment levels across a number of geographies.

IPR licensing revenues increased to SEK 3.1 (2.5) b. The increase is primarily due to a new contract signed in the quarter and includes retroactive revenue for unlicensed periods. 82% of IPR licensing revenues are reported in segment Networks, with the remainder in Cloud Software and Services.

Market Areas

In market area South East Asia, Oceania and India, sales adjusted for comparable units and currency decreased by -37% YoY. Sales declined in India after a record 2023, as the market started transitioning to more normalized investment levels. Growth in Q1 2023 was also impacted by project milestone achievements in the Philippines and Malaysia. Reported sales decreased by -38% YoY.

In market area North East Asia, sales adjusted for comparable units and currency declined by -16% YoY as a result of more normalized investment levels in several markets after the initial build out of 5G. Reported sales declined by -22% YoY.

In market area North America, sales adjusted for comparable units and currency declined by -17% YoY reflecting a lower level of 5G capex investments. However, customer inventory levels have now stabilized, and in the second half of 2024 we will start to benefit from recent contract wins. Reported sales decreased by -18% YoY.

In market area Europe and Latin America, sales adjusted for comparable units and currency decreased by -8% YoY, as a result of continued cautious capex spend among most operators. The sales decline was more pronounced in Latin America. Reported sales declined by -7% YoY.

In market area Middle East and Africa, sales adjusted for comparable units and currency increased by 11% primarily driven by continued positive momentum from a second wave of 5G investments across several Middle East markets. Reported sales increased by 11% YoY.

Market area Other primarily includes IPR licensing revenues and almost all sales in segment Enterprise. Sales adjusted for comparable units and currency increased by 9% driven by IPR licensing revenues. Reported sales increased by 7%.

3 Ericsson | First quarter report 2024	Financial highlights

Income and margin development

SEK b.	Q1 2024	Q1 2023	YoY change	Q4 2023	QoQ change
Net sales	53.3	62.6	-15%	71.9	-26%
Gross income	22.7	24.2	-6%	28.6	-21%
Gross margin	42.5%	38.6%	-	39.8%	-
Research and development (R&D) expenses	-11.6	-12.0	-	-13.0	-
Selling and administrative expenses	-8.7	-9.1	-	-9.9	-
Impairment losses on trade receivables	-0.3	0.0	-	0.2	-
Other operating income and expenses	2.0	0.0	-	-0.1	-
Share in earnings of JV´s and associated companies	0.0	0.0	-	0.1	-
EBIT	4.1	3.0	35%	5.8	-30%
EBIT margin ¹	7.7%	4.9%	-	8.1%	-
EBITA ¹	4.9	3.8	27%	6.7	-27%
EBITA margin ¹	9.2%	6.2%	-	9.3%	-
Financial income and expenses, net	-0.5	-0.9	-	-0.9	-
Income tax	-1.0	-0.6	-	-1.5	-
Net income	2.6	1.6	66%	3.4	-23%
Restructuring charges	-0.2	-1.0	-	-1.5	-

Measures excl. restr. charges ¹
Gross margin excluding restructuring charges	42.7%	39.8%	-	41.1%	-
EBIT excluding restructuring charges	4.3	4.0	7%	7.4	-42%
EBIT margin excluding restructuring charges	8.1%	6.4%	-	10.3%	-
EBITA excluding restructuring charges	5.1	4.8	6%	8.2	-38%
EBITA margin excluding restructuring charges	9.6%	7.7%	-	11.4%	-

1 Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

Gross income

Gross margin excluding restructuring charges increased to 42.7% (39.8%) driven primarily by improved gross margin in Networks, supported by increased IPR licensing revenues and cost initiatives. Gross margin also increased in Cloud Software and Services as well as in Enterprise. Gross income excluding restructuring charges decreased to SEK 22.8 (24.9) b., as the increase in gross margin was offset by lower sales.

Reported gross margin increased to 42.5% (38.6%), while gross income decreased to SEK 22.7 (24.2) b.

Research and development (R&D) expenses

R&D expenses decreased to SEK -11.6 (-12.0) b. supported by cost-reduction initiatives, partly offset by salary increases and higher variable incentive accruals.

Selling and administrative (SG&A) expenses

SG&A expenses decreased to SEK -8.7 (-9.1) b. supported by cost reduction initiatives, partly offset by inflation, and higher variable incentive accruals.

Other operating income and expenses

Other operating income and expenses was SEK 2.0 (0.0) b. which included a one-time gain of SEK 1.9 b., reported in segment Other.

Restructuring charges

Restructuring charges amounted to SEK -0.2 (-1.0) b.

EBITA

EBITA excluding restructuring charges increased by 6% YoY to SEK 5.1 (4.8) b., which included a one-time gain of SEK 1.9 b. offsetting the lower gross income. EBITA margin excluding restructuring charges was 9.6% (7.7%).

Reported EBITA increased to SEK 4.9 (3.8) b. corresponding to an EBITA margin of 9.2% (6.2%).

EBIT

EBIT excluding restructuring charges increased to SEK 4.3 (4.0) b. while EBIT margin excluding restructuring charges was 8.1% (6.4%).

Reported EBIT increased to SEK 4.1 (3.0) b. with an EBIT margin of 7.7% (4.9%).

Financial income and expenses, net

Financial income and expenses improved to SEK -0.5 (-0.9) b. mainly due to limited foreign exchange revaluation effects. The currency hedge effect was SEK 0.1 (0.0) b.

Income tax

Taxes were SEK -1.0 (-0.6) b. The effective tax rate was 28% (26%).

Net income

Net income increased to SEK 2.6 (1.6) b. The increase in EBIT was partly offset by higher income tax. EPS diluted increased to SEK 0.77 (0.45).

Employees

The number of employees on March 31, 2024, was 99,140 compared with 99,952 on December 31, 2023.

4 Ericsson | First quarter report 2024	Financial highlights

Segment results

excluding restructuring charges

Mobile Networks –

Segment Networks

SEK b.	Q1 2024	Q1 2023	YoY change	Q4 2023
Net sales	33.7	42.5	-21%	45.0
Of which IPR licensing revenues	2.5	2.0	24%	2.2
Sales growth adj. for comparable units and FX	-	-	-19%	-
Gross income	14.9	16.9	-12%	18.6
Gross margin	44.0%	39.7%	-	41.4%
EBIT	4.2	6.0	-31%	6.1
EBIT margin	12.3%	14.2%	-	13.6%
EBITA	4.2	6.0	-31%	6.1
EBITA margin	12.4%	14.2%	-	13.6%
Restructuring charges	-0.1	-0.4	-	-1.3

Measures excluding restructuring charges
Gross margin excluding restructuring charges	44.3%	40.6%	-	43.2%
EBIT excluding restructuring charges	4.3	6.4	-34%	7.4
EBIT margin excluding restructuring charges	12.6%	15.1%	-	16.5%
EBITA excluding restructuring charges	4.3	6.4	-34%	7.4
EBITA margin excluding restructuring charges	12.7%	15.2%	-	16.5%

Breakdown of sales into products, services and IPR licensing is available in note 3.

–	Improved gross margin supported by cost initiatives.

–	Sequential growth in market area North America.

–	Leading market position through an attractive and competitive product portfolio.

Net sales

Sales adjusted for comparable units and currency decreased by -19% YoY with reduced operator capex investment levels across a number of geographies. Reported sales decreased by -21%.

The sales decline was most pronounced in market area South East Asia, Oceania and India, with a decrease of -42%. This was primarily due to a reduction in capex investments in India, after record-high investment levels in 2023, as well as a YoY decrease in sales in the Philippines and Malaysia due to timing of project milestones in Q1 2023. Sales in North America declined by -23% YoY, reflecting a lower level of 5G capex. Sales increased in market area Middle East and Africa, driven by a second wave of 5G investments across several markets. IPR licensing revenues also increased.

Gross income

Despite a challenging market backdrop, gross margin excluding restructuring charges increased to 44.3% (40.6%). This was driven by technology leadership, benefiting from a competitive product portfolio, higher IPR licensing revenues, and strong focus on cost actions. Gross income excluding restructuring charges decreased to SEK 14.9 (17.2) b.

EBIT and EBITA

EBITA excluding restructuring charges declined to SEK 4.3 (6.4) b. YoY with an EBITA margin of 12.7% (15.2%). The decrease in EBITA is a result of continued cautious investment levels across multiple geographies, leading to lower sales and lower gross income. Cost actions and efficiency improvements, which are already supporting gross margins and reducing operating expenses, will continue.

EBIT excluding restructuring charges decreased to SEK 4.3 (6.4) b. with an EBIT margin of 12.6% (15.1%).

Mobile Networks –

Segment Cloud Software and Services

SEK b.	Q1 2024	Q1 2023	YoY change	Q4 2023
Net sales	13.0	13.4	-3%	19.6
Of which IPR licensing revenues	0.6	0.4	24%	0.5
Sales growth adj. for comparable units and FX	-	-	-2%	-
Gross income	4.8	4.5	8%	7.2
Gross margin	37.1%	33.4%	-	36.7%
EBIT (loss)	-0.4	-0.9	-	1.8
EBIT margin	-2.8%	-7.0%	-	9.4%
EBITA (loss)	-0.4	-0.9	-	1.8
EBITA margin	-2.7%	-6.9%	-	9.4%
Restructuring charges	-0.1	-0.5	-	-0.2

Measures excluding restructuring charges
Gross margin excluding restructuring charges	37.4%	36.1%	-	37.3%
EBIT (loss) excluding restructuring charges	-0.3	-0.4	-	2.0
EBIT margin excluding restructuring charges	-2.3%	-3.3%	-	10.3%
EBITA (loss) excluding restructuring charges	-0.3	-0.4	-	2.0
EBITA margin excluding restructuring charges	-2.3%	-3.2%	-	10.4%

Breakdown of sales into products, services and IPR licensing is available in note 3.

–	Reported sales decreased by -3% YoY.

–	Strategic execution driving continued margin improvement.

–	Fifth consecutive quarter with improved EBITA YoY.

Net sales

Sales adjusted for comparable units and currency decreased by -2% YoY primarily due to a decline in Managed Network Services as a result of descoping and contract exits. Reported sales decreased by -3%. Sales grew in market area North America and were stable in market area Europe and Latin America. IPR licensing revenues increased.

Gross income

Gross margin excluding restructuring charges increased to 37.4% (36.1%) as a result of activities to improve delivery performance and commercial discipline, as well as a positive impact from increased IPR licensing revenues. Gross income excluding restructuring charges increased to SEK 4.9 (4.8) b.

EBIT (loss) and EBITA (loss)

EBIT and EBITA excluding restructuring charges were SEK -0.3 (-0.4) b. Gross income improved, and operating expenses were reduced, benefiting from continued actions on costs. Strategy execution continues, with focus on commercial discipline, accelerating automation to reduce deployment and maintenance efforts and limiting subscale software development.

EBIT margin excluding restructuring charges was -2.3% (-3.3%) and the EBITA margin excluding restructuring charges was -2.3% (-3.2%).

5 Ericsson | First quarter report 2024	Segment results

Enterprise – Segment Enterprise

SEK b.	Q1 2024	Q1 2023	YoY change	Q4 2023
Net sales	6.0	6.0	0%	6.7
Of which Global Comms Platform (Vonage)	3.7	3.9	-5%	4.1
Of which Enterprise Wireless Solutions	1.0	0.8	25%	1.2
Sales growth adj. for comparable units and FX	-	-	1%	-
Gross income	2.9	2.8	1%	3.0
Gross margin	48.0%	47.4%	-	44.3%
EBIT (loss)	-1.6	-1.7	-	-1.6
EBIT margin	-26.5%	-28.6%	-	-24.5%
EBITA (loss)	-0.8	-0.9	-	-0.8
EBITA margin	-13.7%	-15.8%	-	-12.4%
Restructuring charges	0.0	-0.1	-	0.0

Measures excluding restructuring charges
Gross margin excluding restructuring charges	48.1%	47.6%	-	44.3%
Global Comms Platform (Vonage)	43.0%	43.5%	-	42.5%
Enterprise Wireless Solutions	57.2%	56.7%	-	36.1%
EBIT (loss) excluding restructuring charges ¹	-1.5	-1.6	-	-1.6
EBIT margin excluding restructuring charges ¹	-25.9%	-27.1%	-	-24.1%
EBITA (loss) excluding restructuring charges ¹	-0.8	-0.9	-	-0.8
Of which Global Comms Platform (Vonage)	-0.3	0.0	-	0.3
Of which Enterprise Wireless Solutions	-0.4	-0.8	-	-1.1
EBITA margin excluding restructuring charges ¹	-13.1%	-14.3%	-	-12.0%

1Common costs are included at segment level only (not distributed within the segment).

–	Sales adjusted for comparable units and currency increased by 1% YoY.
–	Continuing to invest in the Global Network Platform for network APIs.

Net sales

Sales adjusted for comparable units and currency increased by 1% YoY. Reported sales were flat at SEK 6.0 (6.0) b. with growth in Enterprise Wireless Solutions offset by lower Global Communications Platform sales. Sales grew YoY in Enterprise Wireless Solutions with growth in both Cradlepoint and Private Cellular. Sales in Global Communications Platform were negatively impacted by our decision to reduce activities in some countries, reflecting legal requirements relating to our operations, as well as an earlier announced (low margin) customer contract loss in Q4, with these impacts expected to continue during the year.

Gross income

Gross income excluding restructuring charges was SEK 2.9 (2.9) b. with a SEK 0.1 b. increase in Enterprise Wireless Solutions gross income offset by a similar decline in Global Communications Platform. Gross margin excluding restructuring charges increased to 48.1% (47.6%) with improvements in Enterprise Wireless Solutions and Technologies & New Businesses.

EBITA (loss)

EBITA (loss) and EBITA (loss) excluding restructuring charges improved by SEK 0.1 b. YoY to SEK -0.8 (-0.9) b. The EBITA margin excluding restructuring charges was -13.1% (-14.3%).

Enterprise Wireless Solutions operational expenses decreased YoY and variable incentives costs were lower, resulting in a SEK 0.4 b. improvement in EBITA (loss) excluding restructuring charges to SEK -0.4 (-0.8) b.

Global Communications Platform EBITA (loss) excluding restructuring charges declined by SEK -0.3 b. mainly due to the discontinuation of capitalization of development expenses.

EBIT (loss)

EBIT (loss) excluding restructuring charges improved by SEK 0.1 b.

to SEK -1.5 b. Reported EBIT (loss) was SEK -1.6 (-1.7) b.

Segment Other

SEK b.	Q1 2024	Q1 2023	YoY change	Q4 2023
Net sales	0.6	0.7	-14%	0.6
Sales growth adj. for comparable units and FX	-	-	-14%	-
Gross income	0.1	0.0	-	-0.2
Gross margin	18.2%	-2.6%	-	-26.0%
EBIT (loss)	1.9	-0.3	-	-0.5
EBIT margin	317.5%	-46.3%	-	-72.9%
EBITA (loss)	1.9	-0.3	-	-0.5
EBITA margin	317.5%	-46.3%	-	-72.9%
Restructuring charges	0.0	0.0	-	0.0

Measures excluding restructuring charges
Gross margin excluding restructuring charges	18.2%	-2.6%	-	-22.8%
EBIT (loss) excluding restructuring charges	1.9	-0.3	-	-0.4
EBIT margin excluding restructuring charges	319.5%	-48.2%	-	-70.0%
EBITA (loss) excluding restructuring charges	1.9	-0.3	-	-0.4
EBITA margin excluding restructuring charges	319.5%	-48.2%	-	-70.0%

Net sales

Reported sales decreased by -14% YoY to SEK 0.6 (0.7) b. reflecting lower systems integration revenues and contract losses in the media business.

Gross income

Gross income excluding restructuring charges increased to SEK 0.1 (0.0) b. due to divestment of IoT in Q2 2023. Gross margin excluding restructuring charges increased to 18.2% (-2.6%).

EBITA

EBITA excluding restructuring charges was SEK 1.9 (-0.3) b. EBITA improved in the quarter and included a one-time gain of SEK 1.9 b. from the resolution of a commercial dispute.

EBIT

EBIT excluding restructuring charges was SEK 1.9 (-0.3) b.

6 Ericsson | First quarter report 2024	Segment results

Cash flow and financial position

Free cash flow bridge, SEK b.	Q1 2024	Q1 2023	Q4 2023
EBIT (loss) excl. restructuring charges	4.3	4.0	7.4
Depreciation, amortization and impairment losses	2.6	3.1	3.1
Restructuring charges	-0.2	-1.0	-1.5
Changes in working capital ¹	0.7	-11.8	6.6

Interest paid/ received, taxes paid, and other	-2.4	-0.2	-1.0
Cash flow from operating activities	5.1	-5.8	14.5
Capex net and other investing activities	-0.8	-1.5	-1.2

Repayment of lease liabilities	-0.6	-0.7	-0.8
Free cash flow before M&A	3.7	-8.0	12.5

M&A	-0.1	-0.8	-0.2
Free cash flow after M&A	3.6	-8.9	12.2

Cash flow from operating activities	5.1	-5.8	14.5
Cash flow from investing activities	-1.3	2.4	-6.8
Cash flow from financing activities	-8.5	-0.8	3.7

SEK b.	Mar 31 2024	Mar 31 2023	Dec 31 2023
Gross cash	52.0	47.3	54.7
- Borrowings, current	8.5	11.6	17.7

- Borrowings, non-current	32.7	22.2	29.2
Net cash	10.8	13.6	7.8
Equity	107.6	125.8	97.4
Total assets	299.5	345.7	297.0
Capital turnover (times)	1.2	1.3	1.4
Return on capital employed (%)	9.2%	6.1%	-10.7%

Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

1 Defined as Changes in operating net assets.

– Free cash flow before M&A was SEK 3.7 b. – Net cash increased by SEK 3.0 b. QoQ to SEK 10.8 b. – Average maturity of long-term borrowings 4.1 years.

Cash flow

Free cash flow before M&A in the quarter was SEK 3.7 (-8.0) b. benefiting from working capital management, including lower inventory levels. The YoY improvement in cash flow from working capital also benefited from the completion of large deployment projects, lower business volumes, and lower variable incentive payments.

Cash flow from financing activities was SEK -8.5 (-0.8) b., primarily due to the repayment of the EUR 500 million EMTN bond.

Financial position

Gross cash decreased sequentially by SEK -2.7 b. to SEK 52.0 b. In the quarter, Ericsson repaid a maturing EUR 500 million bond and USD 200 million of the liquidity revolving credit facility. In addition, Ericsson signed a 7-year loan agreement with the European Investment Bank of USD 184 million. Ericsson has an unutilized revolving credit facility of USD 2.0 b., linked to long-term sustainability goals.

The average maturity of long-term borrowings was 4.1 years as of March 31, 2024, an increase from 3.6 years 12 months earlier.

Net cash increased sequentially by SEK 3.0 b. to SEK 10.8 b. driven by positive free cash flow after M&A and positive effect of exchange rate changes on cash of SEK 1.4 b.

Liabilities for post-employment benefits decreased sequentially to SEK 20.8 b. from SEK 26.2 b. due to higher discount rates. The Swedish defined benefit obligation (DBO) was calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the liabilities for post-employment benefits would have been approximately SEK 11.4 b. (SEK 9.4 b. lower than the reported liabilities).

7 Ericsson | First quarter report 2024	Cash flow and financial position

Key data points

Market

Dell’Oro estimates that the global RAN equipment market will decline by -4% (-4%) in 2024. North America is expected to grow by 10% to 20% (17%), Europe to decline by 0% to -5% (-2%) and Mainland China to decline by -5% to -10% (-7%).

Source: Dell’Oro Mobile RAN Quarterly Report Q423, Feb 2024. Numbers in parenthesis are from Dell’Oro Mobile RAN 5-year forecast, Jan 2024.

Ericsson

Net sales

Reported average seasonality last 3 years (2021–2023), %.

	Q4gQ1	Q1gQ2	Q2gQ3	Q3gQ4
Networks	-25%	+8%	+1%	+19%
Cloud Software and Services	-34%	+13%	+4%	+33%

Net sales may show large variations between quarters, including currency changes.

Operating expenses excluding Vonage and restructuring charges

Reported average seasonality last 3 years (2021–2023), SEK b.

	Q4gQ1	Q1gQ2	Q2gQ3	Q3gQ4
Ericsson Group	+2.6	-1.6	+0.7	-2.4

Operating expenses may show large variations between quarters, including currency changes.

Positive numbers = decrease in operating expenses.

Negative numbers = increase in operating expenses.

Currency exposure

Rule of thumb: A change by 10% of SEK to USD would have an impact of approximately +/-5% on net sales.

Amortization of intangible assets

Amortization of intangible assets is expected to continue to be around SEK -0.9 b. per quarter of which approximately SEK -0.8 b. related to segment Enterprise.

Restructuring charges

For 2024, restructuring charges are expected to be in the range of SEK 3.0-4.0 b.

Segments

Networks

Gross margin excluding restructuring charges in Q2 is expected to be in the range of 42-44%.

8 Ericsson | First quarter report 2024	Key data points

Parent Company

Income after financial items January-March 2024, was SEK 2.6 (0.3) b.

At the end of the quarter, gross cash (cash, cash equivalents plus interest-bearing securities, current and non-current) amounted to SEK 37.1 (32.6) b.

In the quarter there was no change in intercompany lending and a decrease in intercompany borrowing of SEK 0.7 b. At the end of the quarter, non-restricted equity amounted to SEK 29.8 (29.0) b., and total equity amounted to SEK 78.0 (77.2) b.

The proposed dividend of SEK 2.70 per share was approved by the AGM on 3 April 2024. The first of two equal dividend payments of SEK 1.35 per share was paid on 10 April 2024, and the second will be made with a record date of 2 October 2024, with an expected payment date of 7 October 2024.

In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees, 1,824,763 shares from treasury stock were distributed or sold to employees in the first quarter. The holding of treasury stock on March 31, 2024, was 12,184,543 Class B shares.

9 Ericsson | First quarter report 2024	Parent Company

Other information

Legal proceedings not involving governmental authorities

On March 3, 2022, Telefonaktiebolaget LM Ericsson and certain officers of Ericsson were named as defendants in a putative class action filed on behalf of purchasers of Ericsson ADS in the United States, in the United States District Court for the Eastern District of New York. An amended complaint was filed on September 9, 2022, which added a former Ericsson officer as a defendant. The amended complaint alleged violations of United States securities laws, in connection with allegedly false and misleading statements principally concerning the Company’s adherence with its compliance and anti-corruption policies and obligations and the conduct of its business in Iraq. On May 24, 2023, the court granted Ericsson’s motion to dismiss and dismissed the case with prejudice, concluding that Ericsson did not violate any disclosure obligation to investors. On June 23, 2023, plaintiff filed a notice of appeal to the United States Court of Appeals for the Second Circuit. Following the submission of appellate briefing over the second half of 2023, oral argument for the appeal was held on March 22, 2024. The Second Circuit court took the matter under advisement and has not yet issued a decision. Ericsson will continue to vigorously defend this matter.

In August 2022, a civil lawsuit was filed in the United States District Court for the District of Columbia against Telefonaktiebolaget LM Ericsson and Ericsson Inc. (collectively, “Ericsson”). The lawsuit was brought by US military service members, employees of US government contractors and other civilians who were killed or injured in terrorist attacks in Iraq, Afghanistan and Syria from 2005 to 2021, as well as by their family members. The lawsuit asserts claims against Ericsson under the US Anti-Terrorism Act alleging that Ericsson made payments that ultimately aided the terrorist organizations that committed, planned or authorized the attacks. In November 2022, Ericsson filed a motion to dismiss the complaint. On December 20, 2022, plaintiffs filed an amended complaint, which added additional plaintiffs, including a plaintiff injured in Turkey, and also named Ericsson AB (collectively with Ericsson, the “Ericsson corporate defendants”), CEO Börje Ekholm and a former employee (who has not been served with process) as additional defendants and also asserted additional allegations and claims. In March 2023, the Ericsson corporate defendants and Mr. Ekholm filed motions to dismiss the amended complaint. Plaintiffs filed their oppositions to defendants’ motions to dismiss the amended complaint in June 2023, and defendants filed reply briefs in support of their motions to dismiss in July 2023. All briefing has been submitted, and resolution of the matter is pending with the District Court. All defendants will continue to vigorously defend this matter.

In February 2024, a second civil lawsuit also alleging violations of the US Anti-Terrorism Act was filed in the United States District Court for the District of Columbia. The lawsuit was filed by the same law firm and involves substantially similar factual allegations and claims as those made in the Anti-Terrorism Act lawsuit originally filed in August 2022, and similarly names the same Ericsson corporate defendants, CEO Börje Ekholm and a former employee as defendants. The new lawsuit was brought by additional US military service members, employees of US government contractors and other civilians who were killed or injured in terrorist attacks in Iraq, Afghanistan, Syria, Turkey, Niger, and France from 2005 to 2021, as well as by their family members. The District Court for the District of Columbia has stayed the proceedings in this matter pending its decision on the motions to dismiss in the earlier-filed suit. The defendants will vigorously defend this matter.

Beginning on August 4, 2023, a number of civil lawsuits have been filed against Telefonaktiebolaget LM Ericsson in Solna District Court, Sweden. As of April 16, 2024, 94 claimants have filed suit, which are coordinated and financed by a UK-based litigation funder. The claimants consist of a group of non-Swedish funds and financial institutions that allegedly are or have been shareholders of the Company. Their damages claims are primarily based on alleged inadequate disclosure of the contents of the Company’s 2019 internal Iraq investigation report. Ericsson filed its statement of defense on March 15, 2024, and will continue to vigorously defend this matter.

On October 11, 2023, Ericsson commenced patent infringement proceedings against certain Lenovo entities (together “Lenovo”) in the Eastern District of North Carolina (“EDNC”). In the course of the proceedings, Ericsson seeks declarations that Ericsson has complied with its FRAND commitments and with the ETSI IPR Policy and that Lenovo has infringed Ericsson patents. Ericsson has also commenced patent infringement proceedings against Lenovo at the United States International Trade Commission (“ITC”) and in other jurisdictions (Brazil and Colombia). In return, Lenovo has filed lawsuits against Ericsson in the High Court of Justice in the UK, at the Unified Patent Court, at the ITC, in the EDNC, and has applied for an anti-suit injunction in the EDNC. On February 14, 2024, the EDNC denied the anti-suit injunction. This decision has been appealed.

In addition to the proceedings discussed above, the Company is, and in the future may be, involved in various other regulatory investigations, lawsuits, claims and proceedings incidental to the ordinary course of business.

Legal proceedings involving governmental authorities

In February 2022, Ericsson publicly disclosed that an internal investigation in 2019 included a review of the conduct of Ericsson employees, vendors and suppliers in Iraq during the period between 2011 to 2019. The investigators could not determine the ultimate recipients of any payments, nor identify that any Ericsson employee was directly involved in financing terrorist organizations. This 2019 internal investigation did not conclude that Ericsson made or was responsible for any payments to any terrorist organization.

In March 2022, the United States Department of Justice (“DOJ”) informed Ericsson it had determined that, before entering into the Deferred Prosecution Agreement (“DPA”), the Company provided insufficient information to the DOJ about the Company’s 2019 internal investigation into conduct in Iraq. The DOJ also determined that the Company breached the DPA by failing to inform the DOJ about the investigation after entering into the DPA.

In June 2022, the US Securities and Exchange Commission (“SEC”) informed Ericsson that it opened an investigation concerning matters described in the Company’s 2019 internal Iraq investigation report. Under Ericsson’s consent judgment with the SEC, Ericsson is permanently enjoined from violating the anti-bribery, books and records and internal controls provisions in the Foreign Corrupt Practices Act (“FCPA”). Violations of the injunction, consent judgment or securities law could subject the Company to new civil and criminal penalties as well as new enforcement actions.

10 Ericsson | First quarter report 2024	Other information

On March 2, 2023, the Company reached a resolution (“Plea Agreement”) with the DOJ regarding the non-criminal breaches of the DPA. Under the Plea Agreement, Ericsson pleaded guilty to previously deferred charges relating to conduct that occurred prior to 2017. In addition, Ericsson agreed to pay a fine of USD 206.7 million. The entry of the Plea Agreement brought the DPA to an end. The Company’s internal investigation and its cooperation with authorities in relation to the matters discussed in the 2019 internal Iraq investigation report remain open and ongoing and are not covered by the Plea Agreement.

On May 24, 2023, Nasdaq Stockholm concluded its review of Ericsson’s public disclosure obligations concerning its 2019 internal Iraq investigation report and dismissed the matter, stating that Nasdaq could not conclude that a reasonable investor would have used the content of the report as part of an investment decision. After having reviewed Nasdaq Stockholm’s investigation and conclusion, on June 8, 2023, the Swedish Financial Supervisory Authority also decided to formally close its review of Ericsson’s prior disclosures relating to the 2019 internal Iraq investigation report.

With respect to the matters discussed in the 2019 internal Iraq investigation report, the Company continues to investigate these matters and related matters in full cooperation with the DOJ and the SEC. As additional information continues to be identified and evaluated during the ongoing investigation in continued cooperation with the DOJ and the SEC, it is expected that there will not be any conclusive determinations on the outcome of any such investigation until the process is completed. The scope and duration of the remaining process remain uncertain.

As part of its defense to a now settled patent infringement lawsuit filed by Ericsson in 2013 in the Delhi High Court against Indian handset company Micromax, Micromax filed a complaint against Ericsson with the Competition Commission of India (“CCI”). The CCI decided to refer the case to the Director General’s Office for an in-depth investigation. The CCI opened similar investigations against Ericsson in January 2014 based on claims made by Intex Technologies (India) Limited and, in 2015, based on a now settled claim from iBall. Ericsson has challenged CCI’s jurisdiction in these cases before the Delhi High Court. On July 13, 2023, the Division Bench of the Delhi High Court found that in this instance the CCI has no power to conduct the pending investigations against Ericsson. The CCI has appealed this order to the Supreme Court of India.

In April 2019, Ericsson was informed by China’s State Administration for Market Regulations (“SAMR”) Anti-monopoly bureau that SAMR has initiated an investigation into Ericsson’s patent licensing practices in China. Ericsson is cooperating with the investigation, which is still in a fact-finding phase. The next steps include continued fact-finding and meetings with SAMR in order to facilitate the authority’s assessment and conclusions. In case of adverse findings, SAMR has the power to impose behavioral and financial remedies.

PRESS RELEASES

Jan 23, 2024 | Ericsson appoints Lars Sandström as Chief Financial Officer

Ericsson (NASDAQ: ERIC) today announces the appointment of Lars Sandström as its new Chief Financial Officer, Senior Vice President, and Head of Group Function Finance. Mr. Sandström will replace Carl Mellander, whose departure Ericsson announced in April 2023. Mr. Sandström will join Ericsson on April 1, 2024, and will be based in Sweden.

Lars Sandström is currently Chief Financial Officer and member of the executive team at Getinge - a listed global leader within Medtech. Mr. Sandström has been with Getinge since 2017 and holds a Master of Science in Business Administration. Mr.

Sandström has previously held several senior positions at AB Volvo, Scania and Swedish Orphan Biovitrum AB.

Börje Ekholm, President and CEO of Ericsson, said: “I warmly welcome Lars Sandström to Ericsson. Lars’ impressive track record, extensive experience and knowledge in a variety of financial and management roles will be immensely important as we execute on our strategy to extend our leadership in mobile networks, expand into the enterprise segment and drive our culture transformation.”

Commenting on the appointment, Mr. Sandström says: “I’m very excited to join Ericsson and to help drive the creation of game-changing technologies and services that shape our future. Connectivity not only redefines businesses and improve lives, but it is also pioneering a sustainable future for all of us.”

In April 2023 Ericsson announced that Carl Mellander would step down after having been with Ericsson for over 25 years and a member of the Company’s Executive Team since 2016. Mr. Mellander will leave Ericsson at the end of the first quarter 2024.

https://www.ericsson.com/en/press-releases/2024/1/ericsson-appoints-
lars-sandstrom-as-chief-financial-officer

Jan 29, 2024 | Ericsson announces leadership changes to the Executive Team

Ericsson (NASDAQ: ERIC) today announces the appointment of Senior Vice President Niklas Heuveldop as new Head of Business Area Global Communications Platform and CEO of Vonage. Mr. Heuveldop who has headed Market Area North America since 2017, will take up his new position on February 1, 2024.

Börje Ekholm, President and CEO of Ericsson, comments: “I’m very pleased that Niklas has accepted to lead Business Area Global Communications Platform at this pivotal time. The Vonage acquisition and our investments in the global network platform are foundational to our long-term strategy execution, driving growth in both the enterprise segment, but also reinforcing our network infrastructure business,” and continues:

“Niklas has proven himself in multiple roles on the executive team. Under his leadership we have significantly strengthened our position in North America, expanding our market share with all leading customers in the region and the industry-defining USD 14 billion deal with AT&T, creates a solid foundation for our business in the market for years to come. He is also an important driver of our ongoing organizational transformation, driving ethics, compliance and operational excellence.”

Niklas Heuveldop says: “I am thrilled but also humbled to be offered the opportunity to ensure that we leverage Vonage’s capabilities and the 5G innovation platform to their full potential – it’s a once in a lifetime opportunity. I move on knowing that we have the best talent in the industry to serve our customers and Yossi will continue to strengthen our local capabilities.”

Yossi Cohen, currently Head of Strategy, Technology, Marketing and Business Development within Market Area North America, will replace Mr. Heuveldop as Head of Market Area North America as of February 1, 2024. Mr. Cohen will be a member of Ericsson’s Executive Team and report to the CEO.

Mr. Cohen has a multifaceted 22-year tenure at Ericsson, brings global expertise in Technology, Business, Operations, and Innovation. His roles within Ericsson include Head of Customer Unit Verizon, Global Head of Radio Sales and Business Management in Stockholm, and Head of Global Customer Unit Softbank in Tokyo. His experience extends beyond Ericsson, encompassing positions in a telecommunications technology startup and a mobile operator.

Börje Ekholm says: “Yossi’s deep understanding of technology and business strategy is crucial as we lead in the 5G landscape. His

11 Ericsson | First quarter report 2024	Other information

expertise in fostering dynamic customer relationships and a progressive approach to technology will be key in shaping our future operations and maintaining our industry leadership. He has played an important role within our North American operations for the last seven years and I’m happy that he has accepted to take on this new role.”

Yossi Cohen comments: ”I am honored and excited to take this role at a transformative time in telecom. North America is at the forefront of technological innovation that turns visions into reality. Our commitment goes beyond technology; it’s about forging enduring customer relationships. Leveraging Ericsson’s 5G leadership, our focus remains steadfast: empowering customers to unlock potential and drive innovation. This new chapter isn’t just a personal milestone. It’s a chance to shape a future collaboratively.”

Rory Read, Head of Business Area Global Communications Platform and CEO of Vonage, will transition from his position on February 1, 2024, and become advisor to the Business Area. Mr. Read will leave Ericsson at the end of the first quarter 2024.

Börje Ekholm, President and CEO, says: “We thank Rory for his dedication and contributions to the integration of Vonage into Ericsson. The Vonage business and technology remain key to execute on our strategy to expand in Enterprise and help enable operators to monetize the network features in 5G. We are discussing network APIs and communications solutions with all customers today, as they see this as a major opportunity to monetize the networks and in turn drive further investments in mobile infrastructure. I wish Rory the very best in his next endeavor.”

Mr. Read adds: “It has been a true honor to lead this talented Vonage team on this journey - first around the power of the Vonage Communications Platform and then into the world of 5G with Ericsson. There is no question Ericsson is shaping the industry landscape by leveraging the full value of 5G and by creating the world’s most powerful innovation platform. Through this platform, Ericsson will be able to monetize 5G in completely new ways by exposing advanced network capabilities to the global developer community. The Company has come a long way towards realizing this strategy and I look forward to following Ericsson and handing over the reins to Niklas’ capable hands.”

https://www.ericsson.com/en/press-releases/2024/1/ericsson-announces-leadership-changes-to-the-executive-team

Jan 29, 2024 | Ericsson appoints Chafic Nassif Head of Market Area North East Asia

Ericsson (NASDAQ: ERIC) today announces the appointment of Chafic Nassif as its new Head of Market Area North East Asia and Senior Vice President. Mr. Nassif who is currently Head of Ericsson’s Customer Unit Latin America North within Market Area Europe & Latin America, will replace Chris Houghton who was appointed Chief Operating Officer of Ericsson in November 2023. Mr. Nassif will take up his new position on February 26, 2024, and will be based in Japan.

Chafic Nassif has held several executive and management positions within Ericsson across various business segments and geographies worldwide. Most recently he was the Head of Customer Unit Taiwan. Before joining Ericsson, Mr. Nassif was active in tech start-ups, as well as IT and business consulting leadership roles in Europe.

Börje Ekholm, President and CEO of Ericsson, said: “I’m very happy that Chafic has accepted to take on this role. He brings a wealth of experience from working for Ericsson across the globe and is a strong business leader with a proven track record. He is passionate about advancements in connectivity, 5G technology, and any form of smart entrepreneurship. I’m very much looking forward to having Chafic on the Executive Team.”

Commenting on the appointment, Chafic Nassif said: “I am truly honored and excited to assume this new role. Having been part of the leadership team of Ericsson in North East Asia before, I’m confident in our talented team and the foundation of success that Ericsson has established. Together, we will focus on creating innovative solutions and delivering unparalleled value to our customers and partners.”

https://www.ericsson.com/en/press-releases/2024/1/ericsson-
appoints-chafic-nassif-head-of-market-area-north-east-asia

February 16, 2024 | Ericsson to utilize mandate to transfer shares

Ericsson’s (NASDAQ:ERIC) annual general meeting on March 29, 2023 authorized the company’s board of directors to resolve on the transfer of the company’s own shares. Under the authorization the company may, in conjunction with the delivery of vested shares under the long-term variable compensation programs 2019 and 2020 (“LTV 2019” and “LTV 2020”), prior to the annual general meeting in 2024, decide to retain and sell no more than 60% of the vested shares of series B in the company in order to cover for the costs for withholding and paying tax and social security liabilities on behalf of the participants in relation to the performance share awards for remittance to revenue authorities. Ericsson has today decided to utilize the authorization to transfer shares for these purposes.

The transfer of own shares may take place on Nasdaq Stockholm during the period from and including February 16, 2024 up to the annual general meeting 2024 at a price within the price interval registered from time to time.

Ericsson currently holds 12,932,223 shares of series B in the company and the maximum number of shares that may be transferred on Nasdaq Stockholm pursuant to the decision to utilize the authorization amounts to 774,889 shares of series B in the company.

https://www.ericsson.com/en/press-releases/2024/2/ericsson-to-
utilize-mandate-to-transfer-shares

March 20, 2024 | Ericsson appoints Andres Vicente Head of Market Area South East Asia, Oceania & India

Ericsson (NASDAQ: ERIC) today announces the appointment of Andres Vicente as its new Head of Market Area South East Asia, Oceania & India and Senior Vice President. Mr. Vicente who is currently Head of Ericsson’s Customer Unit Iberia within Market Area Europe & Latin America, will replace Nunzio Mirtillo whose retirement was announced in October 2023. Mr. Vicente will take up his new position on May 1, 2024, and will be based in Singapore.

Andres Vicente has extensive experience from the telecommunications industry and joined Ericsson in 2021. He has previously worked for Vodafone for 25 years in commercial roles where he headed marketing and sales and different market segments.

Börje Ekholm, President and CEO of Ericsson, said: “I’m very pleased that Andres has accepted to take on this role. His knowledge of our industry and deep understanding of the commercial aspects that are vital to our continued success, will prove themselves very valuable to me and to his colleagues in the Market Area.”

Commenting on the appointment, Andres Vicente said: “I’m honored to take up this role. Ericsson’s ambition is to lead in an open world and I’m proud to be part of creating long-lasting value and driving positive change, in both our industry and society as a whole. Market Area South East Asia, Oceania & India is one of the most exciting growth regions for Ericsson and our Market Area team

12 Ericsson | First quarter report 2024	Other information

have strong execution abilities. I’m excited to soon be working alongside them and with our customers to co-create the innovations that will shape our industry and enable mutual success.”

https://www.ericsson.com/en/press-releases/2024/3/ericsson-appoints
-andres-vicente-head-of-market-area-south-east-asia-oceania--india

March 25, 2024 | Ericsson announces headcount reduction

As previously stated, Ericsson (NASDAQ:ERIC) expects a challenging mobile networks market in 2024, with further volume contraction as customers remain cautious. In line with managing lower volumes, Ericsson today announces proposed staff reductions in Sweden. This measure is part of the global initiatives to improve the cost position, including headcount reductions, while maintaining investments critical to Ericsson’s technology leadership. Initiatives to increase operational efficiency will continue during 2024 but will not be announced separately.

In addition to the headcount reduction, the cost saving initiatives cover various areas such as reduction of consultants, streamlining of processes, and reduced facilities, while Ericsson keeps executing on its strategy to achieve a higher growth trajectory and to reach the long-term margin targets, through leadership in mobile networks and a focused expansion into enterprise.

As part of these ongoing global initiatives, Ericsson now announces a headcount reduction of approximately 1,200 in Sweden. The Company has initiated negotiations with the unions.

https://www.ericsson.com/en/press-releases/2024/3/ericsson-announces-headcount-reduction

March 28, 2024 | Independent Monitor certifies Ericsson’s Compliance Program

Ericsson (NASDAQ: ERIC) today announced that on March 28, 2024, the independent compliance Monitor appointed by the U.S. Department of Justice (DOJ) (in June of 2020 in connection with Ericsson’s resolution of historical violations of the Foreign Corrupt Practices Act (FCPA) violations) has certified that Ericsson’s anti-corruption compliance program has satisfied requirements and is functioning effectively. This independent certification is a condition to conclusion of the Monitorship and Plea Agreement, currently expected to occur no later than June 2, 2024.

Ericsson’s Chair of the Board of Directors, Jan Carlson, comments: “This certification is an important and independent verification of Ericsson’s significant progress in strengthening its compliance and controls since entering into the 2019 DOJ settlement. Ericsson’s continued global technology leadership and innovation, coupled with ethical decision making and effective risk management, puts us in a very strong competitive position. This marks a positive step towards completion of the monitorship, which the Company expects at the same time as the expiration of the term of the plea agreement, upon fulfillment of the remaining obligations of that agreement.”

The role of the independent Monitor over the past four years has been to comprehensively review, assess, evaluate and test all aspects of the company’s global anti-corruption compliance program and internal controls. In fulfilling its duties, the independent Monitor team has had full access to the company’s Board, executives, employees, global operations and books and records. The Monitor’s final certification is based on its four year review and has included “an assessment of the Board of Directors’ and senior management’s commitment to, and effective implementation of, the corporate compliance program”.

https://www.ericsson.com/en/press-releases/2024/3/independent-monitor-certifies-ericssons-compliance-program

POST-CLOSING EVENTS

April 3, 2024 | Ericsson’s Annual General Meeting 2024

Telefonaktiebolaget LM Ericsson’s (NASDAQ:ERIC) Annual General Meeting (AGM) was held today on April 3, 2024 in Kista, Stockholm. Shareholders were also able to exercise their voting rights by post before the meeting.

Adoption of the Income Statements and the Balance Sheets

The AGM resolved to adopt the Income Statement and the Balance Sheet for the Parent company as well as the Consolidated Income Statement and the Consolidated Balance Sheet for the Group for 2023.

Dividend

The proposed dividend of SEK 2.70 per share was approved by the AGM. The dividend will be paid in two equal installments: SEK 1.35 per share with the record date Friday, April 5, 2024, and SEK 1.35 per share with the record date Wednesday, October 2, 2024. Euroclear Sweden AB is expected to disburse SEK 1.35 per share on Wednesday, April 10, 2024, and SEK 1.35 per share on Monday, October 7, 2024.

Remuneration report

The AGM resolved to adopt the Board of Directors’ remuneration report for 2023.

Discharge from liability

The members of the Board and the President were discharged from liability for the financial year 2023.

Board of Directors

The AGM elected Board members in accordance with the proposal of the Nomination Committee. Jan Carlson was re-elected as Chair of the Board and Jon Fredrik Baksaas, Carolina Dybeck Happe, Börje Ekholm, Eric A. Elzvik, Kristin S. Rinne, Jonas Synnergren, Jacob Wallenberg and Christy Wyatt were re-elected as Board members. Karl Åberg was elected new Board member. Helena Stjernholm, who did not stand for re-election, left the Board of Directors in connection with the AGM. It was also noted that the unions have appointed Ulf Rosberg, Annika Salomonsson and Kjell-Åke Soting as employee representatives on the Board of Directors with Frans Frejdestedt, Loredana Roslund and Stefan Wänstedt as deputies.

Board of Directors’ Fees

The AGM resolved on fees to the Board of Directors, in accordance with the Nomination Committee’s proposal. A yearly fee of SEK 4,640,000 to the Chair of the Board, and fees of SEK 1,175,000 to each of the other non-employee members of the Board, elected by the AGM, were approved. Fees for Committee work to non-employee members of the Committees, elected by the AGM, were approved as follows: SEK 540,000 to the Chair of the Audit and Compliance Committee and SEK 310,000 to each of the other members of the Audit and Compliance Committee, SEK 230,000 to the Chair of the Enterprise Business and Technology Committee and SEK 200,000 to each of the other members of the Enterprise Business and Technology Committee, SEK 220,000 to each of the Chairs of the Finance Committee and the Remuneration Committee, and SEK 195,000 to each of the other members of the Finance Committee and the Remuneration Committee.

The AGM approved the Nomination Committee’s proposal that part of the fees to the members of the Board, in respect of their Board assignment (excluding fees for Committee work), may be paid in the form of synthetic shares.

Auditor

The AGM re-elected Deloitte AB as auditor for the period up until the end of the AGM 2025 and approved the Nomination Committee’s proposal for the auditor fees.

13 Ericsson | First quarter report 2024	Other information

Long-Term Variable Compensation Programs

Long-Term Variable Compensation Program 2024 (LTV 2024)

In accordance with the Board of Directors’ proposal, the AGM resolved on implementation of LTV 2024 for the Executive Team, including the President and CEO, and for employees classified as Executives (currently approximately 215 employees) comprising a maximum of 10.4 million B-shares in Ericsson. “Performance Share Awards” will be granted free of charge entitling the participant to receive a number of shares at no consideration, following the expiration of a three-year vesting period, provided that certain performance conditions are met and that the participant retains his or her employment. The 10.4 million B-shares covered by LTV 2024 correspond to approximately 0.31 percent of the total number of registered shares of the company.

Furthermore, the AGM resolved that the company’s financial exposure under LTV 2024 be hedged through an equity swap agreement with a third party.

Transfer of treasury stock to employees and on an exchange, directed share issue and acquisition offer for the previously resolved LTV program I 2023 (LTV I 2023).

The AGM resolved to approve the Board of Directors’ proposal on:

–	directed issue of 4.1 million C-shares to Investor AB, or subsidiaries of Investor AB, at a subscription price corresponding to the quota value of the share (approximately SEK 5);
–

authorization for the Board of Directors to, prior to the AGM 2025, resolve on an acquisition offer regarding the 4.1 million C-shares at a price per share corresponding to the quota value of the share (approximately SEK 5); following the acquisition, the C-shares will, in accordance with the articles of association, be converted into B-shares, which thereafter can be transferred to employees and on an exchange;

–

transfer of no more than 3.4 million B-shares, free of consideration, to employees covered by the terms of LTV I 2023, with an authorization for the Board of Directors to decide to, in conjunction with the delivery of vested shares under LTV I 2023, prior to the AGM in 2025, retain and sell no more than 60% of the vested B-shares on Nasdaq Stockholm, at a price within the, at each time, prevailing price interval for the share, in order to cover for the costs for withholding and paying tax and social security liabilities on behalf of the participants in relation to the Performance Share Awards for remittance to revenue authorities; and

–

transfer of no more than 700,000 B-shares on Nasdaq Stockholm, prior to the AGM 2025, at a price within the, at each time, prevailing price interval for the share, to cover certain expenses, mainly social security payments.

Transfer of treasury stock on an exchange for previously resolved LTV programs 2021, 2022 and II 2023

The AGM resolved to approve the Board of Directors’ proposals on:

–

transfer of no more than 2 million B-shares on Nasdaq Stockholm, prior to the AGM 2025, at a price within the, at each time, prevailing price interval for the share, to cover certain expenses, mainly social security charges, which may occur in relation to the previously resolved and ongoing LTV programs LTV 2021, LTV 2022 and LTV II 2023; and

–

authorization for the Board of Directors to decide to, in conjunction with the delivery of vested shares under LTV 2021, LTV 2022 and LTV II 2023, prior to the AGM 2025, retain and sell no more than 60% of the vested B-shares on Nasdaq Stockholm, at a price within the, at each time, prevailing price interval for the share, in order to cover for the costs for withholding and paying tax and social security liabilities on behalf of the participants in relation to the Performance Share Awards for remittance to revenue authorities.

Shares and votes

There are in total 3,344,151,735 shares in the company; 261,755,983 A-shares and 3,082,395,752 B-shares, corresponding to in total 569,995,558.2 votes. The company’s holding of treasury stock as of April 3, 2024, amounts to 12,184,543 B-shares, corresponding to 1,218,454.3 votes.

https://www.ericsson.com/en/press-releases/2024/4/ericssons-annual-general-meeting-2024

14 Ericsson | First quarter report 2024	Other information

Risk factors

Ericsson is exposed to a number of risks in its activities. To stimulate identification and support cross-functional treatment within the Ericsson Group, risks are grouped in a number of categories, including, for example, risks relating to technology, IPR, compliance, project execution, operations, products and services, treasury and accounting, the geopolitical environment, M&A, cybersecurity and occupational health and safety. Ericsson’s risk management is embedded into strategy development and operational processes and material group risks are regularly assessed and reviewed by executives as required by Ericsson’s Material Group Risk Protocol to ensure accountability, effectiveness, efficiency, business continuity and compliance. Risks are defined in both a short-term and long-term perspective and are related to long-term objectives and strategic direction as well as to short-term objectives. Risk factors and uncertainties of relevance to Ericsson are described in the Annual Report 2023 and in the Annual Report on Form 20-F for the year ended December 31, 2023 (in the following, the “Annual Report 2023”), as well as in Ericsson’s quarterly reports. Updates to these risk factors and uncertainties observed by Ericsson that are deemed of short-term relevance include, but are not limited to, the following risks described below. See also the risks set out in the section titled “Forward-Looking Statements.”

Ericsson may not be successful in implementing its key strategies, including improving profitability, capturing 5G market opportunities, capitalizing on the GNP and Enterprise opportunity, or achieving expected benefits from restructuring activities.

As mentioned in the Annual Report 2023, including in the risk factor 1.4, there can be no assurance that Ericsson will be able to successfully implement its strategy to achieve future profitability, growth or create shareholder value. When deemed necessary, Ericsson has undertaken and expects to continue to undertake specific restructuring or cost-saving initiatives; however, there are no guarantees that such initiatives will be sufficient, successful or executed in time to deliver improvements in Ericsson’s earnings. Furthermore, the Annual Report 2023 includes certain estimates with respect to addressable markets as well as with respect to growth rates in the operating segments in which Ericsson operates, including Networks, Cloud Software and Services, Enterprise and Other. If the underlying assumptions on which the Company’s estimates are based prove not to be accurate, the actual performance or addressable markets and CAGR may be materially different from the estimates presented in the Annual Report 2023.

Ericsson’s 5G market opportunity will depend on availability of attractive spectrum for 5G, and time of spectrum allocations, amount of spectrum, type of frequency bands such as low bands (below 1 GHz), mid-bands (3–6 GHz) and high bands (above 24 GHz), as well as terms of spectrum licenses, such as cost and license period of time, may not be according to needs and plans, which could delay or reduce the 5G market. In addition, the operator usage of this spectrum could be restricted by regulatory authorities for shorter or longer time and in different geographical areas, due to unforeseen circumstances such as interference with other electronic equipment at sensitive locations, e.g. airports. The Company cannot guarantee that it will not become the subject of related liability claims (such as product liability or claims associated with the configuration or installation of equipment), all of which could have a material adverse impact on Ericsson’s business and reputation.

Operator speed and scale to adopt 5G could also be changed due to market conditions, including resolution of M&A transactions as well as government incentives to deploy 5G. Operator 5G deployment plans could also be delayed by operational issues such as site access, permits, availability of installation crews. The timing, size and technology choices of market opportunities beyond enhanced mobile broadband, such as fixed wireline access, industrial IoT and private networks, may materialize differently than estimated. Ericsson or its suppliers may encounter unforeseen technical challenges that can affect Ericsson’s ability to develop, supply or deploy 5G networks.

Ericsson’s future growth is partly dependent on enterprises in several industries that are digitalizing and increasingly utilizing cellular wireless solutions (including Private Cellular Networks), as well as increasingly utilizing and offering automated services, which are growth drivers for GNP. Ericsson can provide no assurance regarding the timing or magnitude of growth of its GNP. Competing technologies, such as Wi-Fi, macroeconomic headwinds, and customers’ unwillingness to pay for services might slow down this development. Legal and regulatory restrictions such as Net neutrality can also slow down or restrict global expansion of this business. Furthermore, access to devices, sensors, and spectrum might also impact the pace and ability for enterprises to adopt cellular wireless technology. In addition, as described in the risk factor 3.3 in the Annual Report 2023, Vonage and Ericsson are engaged in a remediation process relating to ongoing compliance with obligations under the National Security Agreement (“NSA”) entered into in connection with Ericsson’s acquisition of Vonage. The ongoing compliance efforts and related remediation may adversely affect the Vonage business, including changes required to business structure and additional compliance costs.

Furthermore, the Company may not achieve some or all of the expected benefits of its restructuring activities, and the Company’s restructuring may adversely affect its business. Restructuring activities may be costly and disruptive to Ericsson’s business, and Ericsson may not be able to achieve and retain the cost savings and benefits that were initially anticipated. Additionally, restructuring activities can result in a loss of continuity, loss of accumulated knowledge and/or inefficiency during transitional periods. Reorganization and restructuring can require a significant amount of management and other employees’ time and focus, which may divert attention from operating and growing Ericsson’s business. Restructuring activities can create unanticipated consequences and negative impacts on the business, such as Ericsson’s ability to develop, sell and deliver its products and services, and there is no assurance that any ongoing or future restructuring efforts will be successful or generate expected cost savings. Factors that may impede a successful implementation include the retention of key employees, the impact of regulatory matters, and adverse market and macroeconomic conditions. If Ericsson fails to achieve some or all of the expected benefits of its restructuring initiatives, the Company’s competitive position, business, financial condition, operating results, cash flows, reputation and share price could all be negatively impacted.

15 Ericsson | First quarter report 2024	Risk factors

Ericsson engages in acquisitions and divestments that may be disruptive and require the Company to incur significant expenses, and Ericsson may not be successful in consummating such transactions, protecting the value of acquisitions during integration, or creating the value anticipated from the acquisition.

As mentioned in the Annual Report 2023, including in the risk factor 1.5, in addition to in-house innovation efforts, Ericsson makes acquisitions to obtain various benefits, such as reduced time-to-market, access to technology and competence, increased scale or a broadened product portfolio or customer base. Recent examples are the acquisitions of Vonage and Cradlepoint. Acquisitions could result in the incurrence of material contingent liabilities or an increase in amortization expenses related to intangible assets or impairment of goodwill, which could have a material adverse effect on Ericsson’s business, operating results, financial condition and liquidity. Ericsson has recorded impairment charges related to acquisitions in the past, including a non-cash impairment charge of SEK 31.9 billion in the third quarter of 2023 related to goodwill and other intangible assets attributed to Vonage and may record additional impairment charges in future. Further risks Ericsson could face with respect to acquisitions include:

–	Inability to consummate acquisitions that it considers important to the future of its business.
–	Underperformance of the acquired company, failure to realize expected benefits and synergies and/or inability to deliver on anticipated business plans to the extent or in the timeframe anticipated.
–	Insufficiencies of technologies and products acquired, including unexpected quality problems.
–

Difficulties in the full or partial integration of the operations, technologies, products and personnel of the acquired company to materialize expected synergies or to maintain independent operations in these companies at a risk appropriate level.

–	Risks of entering markets in which the Company has no or limited prior experience, or in creating such market or eco-system as envisioned in e.g., the Vonage and Cradlepoint examples.
–	Potential loss of key employees.
–	Diversion of management’s attention away from other business concerns.
–

Risks and expenses of any disclosed, undisclosed or potential legal liabilities of or other adverse financial impacts on the acquired company, including failure to comply with laws or regulations or other requirements or conditions, e.g., from foreign direct investment reviews and decisions such as the Committee on Foreign Investment in the United States (CFIUS) review process. See risk factor 3.3 in the Annual Report 2023 for further information related to the CFIUS review process.

From time to time, Ericsson also divests parts of its business to optimize the Company’s product portfolio or operations. Any decision to dispose of or otherwise exit businesses may result in the recording of special charges, such as workforce reduction costs and industry- and technology-related write-downs. Risks Ericsson could face with respect to divestments include:

–	Difficulties in the separation of the operations, technologies, products and personnel of the business divested.
–	Potential loss of key employees.
–	Impairment losses or write-downs of the carrying value of the relevant assets.
–	Expenses of any undisclosed or potential legal liabilities of the business divested.

The risks associated with acquisitions and divestments could have a material adverse effect upon Ericsson’s business, operating results, financial condition, and liquidity.

A significant portion of Ericsson’s revenue is currently generated from large, multi-year agreements with a limited number of key customers, and operator consolidation may increase Ericsson’s dependence on key customers and key markets.

As mentioned in the Annual Report 2023, including in the risk factor 1.10, Ericsson derives most of its business from large, multi-year agreements with a limited number of significant customers, many of whom are concentrated by industry, product or geography and these agreements may significantly affect the timing and results of our operations. Many of these agreements are reviewed on a yearly basis to renegotiate the price for Ericsson’s products and services and do not contain committed purchase volumes and may include commitments to future price reductions, requiring the Company to constantly manage and control its cost base. However, there can be no assurance that Ericsson’s actions to reduce costs, particularly with increasing inflation and interest rates, will be sufficient or quick enough to maintain the Company’s gross margin in such contracts, which may have a material adverse effect on Ericsson’s business, operating results and financial condition. In 2023, Ericsson’s largest customer represented approximately 8% of the Company’s net sales, and its ten largest customers accounted for 43% of net sales. A loss of or a reduced role with a key customer could have a significant adverse impact on sales, profit and market share for an extended period. This concentration also subjects Ericsson to increased risks regarding the quality of the contractual arrangements it has in place with key customers. In addition, Ericsson’s dependence on the sales of certain of Ericsson’s products and services may have a significant adverse impact on sales, profit and market share.

If the Company’s customers’ financial conditions deteriorate, Ericsson will be exposed to increased credit and commercial risks. Challenging financial conditions have impacted some of Ericsson’s customers’ ability to pay their invoices, and the Company may encounter difficulty collecting accounts receivables and could be exposed to risks associated with uncollectable accounts receivable. Ericsson has also experienced demand for customer financing, and in adverse financial markets or more competitive environments for the customers, those demands may increase. Upon the financial failure of a customer, the Company may experience losses on credit extended and loans made to such customer, losses relating to Ericsson’s commercial risk exposure, and the loss of the customer’s ongoing business. If customers fail to meet their obligations to us, the Company may experience reduced cash flows and experience losses in excess of reserves, which could have a material adverse effect on its operating results and financial condition.

In addition, during the past decade, communications service providers have undergone significant consolidation, resulting in fewer operators with activities in several countries. This trend is expected to continue due to competitive pressure. A market with fewer and larger operators will increase Ericsson’s reliance on key customers and may negatively impact Ericsson’s bargaining position and profit margins. Moreover, if the combined companies operate in the same geographic areas, networks may be shared, and less network equipment and fewer associated services may be required. Network investments could be delayed by the consolidation process, which may include, among others, actions relating to merger or acquisition agreements, securing necessary regulatory approvals, or integration of businesses. Network operators also share parts of their network infrastructure through cooperation agreements rather than legal consolidations, which may adversely affect demand for network equipment. Accordingly, operator consolidation may have a material adverse effect on Ericsson’s business, operating results, market share and financial condition.

16 Ericsson | First quarter report 2024	Risk Factors

In addition, some of the communications service providers may become more willing to partner with hyperscalers to build and run the telecom’s access networks. Ericsson risks having more complex relations wherein new relationships with its customers or competitors could appear, e.g., Ericsson’s customers could also become its competitors by selling telecommunications cloud solutions to operators, or Ericsson’s competitors could also become its partners when its software would potentially run on their hardware run-time environment. Moreover, communications service providers including Ericsson’s key customers may be adversely impacted by new competition, especially in rural mobile broadband growth affected by the emerging competition from the greenfield satellite broadband sector. Accordingly, Ericsson’s business may experience a material adverse effect, including impacts on Ericsson’s operating sales, operating results, market share and financial condition.

Product, solution or service quality issues could lead to reduced revenue and gross margins and declining sales to existing and new customers, as well as penalties, claims or damages. Sales contracts normally include warranty undertakings for faulty products and often include provisions regarding penalties and/or termination rights in the event of a failure to deliver ordered products or services on time or with required quality, possibly also for damages incurred on customer businesses. Ericsson’s quality assurance measures may be unable to prevent certain issues related to reliability, product and service quality, security, privacy or service performance, which may negatively affect Ericsson’s reputation, business, operating results and financial condition. This could also include poor quality of AI-based solutions, or third-party products that are part of Ericsson’s solutions. If significant warranty obligations arise due to reliability, security, privacy or quality issues with Ericsson’s products, solutions or services, Ericsson’s operating results, reputation and financial position could be negatively impacted by costs associated with fixing software or hardware defects, including replacement, high service and warranty expenses, high inventory obsolescence expense, adapting or creating a replacement service, delays in collecting accounts receivable or declining sales to existing and new customers.

Stockholm, April 16, 2024

Telefonaktiebolaget LM Ericsson

Börje Ekholm, President and CEO

Org. No. 556016-0680

This report has not been reviewed by Telefonaktiebolaget LM Ericsson auditors.

Date for next report: 12 July 2024

17 Ericsson | First quarter report 2024	Risk Factors

Editor’s note

Media and analyst briefing

Ericsson invites media, investors and analysts to a conference call and live video webcast at 9:00 AM CEST on April 16, 2024.

Link to the webcast, dial-in to audio conference, supporting material and replay will be available at:

www.ericsson.com/investors and

www.ericsson.com/newsroom

For further information, please contact:

Lars Sandström, Senior Vice President, Chief Financial Officer

Phone: +46 72 161 20 04

E-mail: investor.relations@ericsson.com

Stella Medlicott, Senior Vice President, Chief Marketing and

Communications Officer

Phone: +46 73 095 65 39

E-mail: media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Daniel Morris, Vice President,

Head of Investor Relations

Phone: +44 7386 657217

E-mail: investor.relations@ericsson.com

Lena Häggblom, Director,

Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Alan Ganson, Director,

Investor Relations

Phone: +46 70 267 27 30

E-mail: alan.ganson@ericsson.com

Media

Ralf Bagner, Head of Media Relations

Phone: + 46 76 128 47 89

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

18 Ericsson | First quarter report 2024	Editor’s Note

Forward-looking statements

This report includes forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking statements, including, in particular the following:

–	Potential material additional costs and liability resulting from our ongoing compliance with the terms of the Plea Agreement with the DOJ and extended monitorship
–

Potential to become a target for public scrutiny as a result of entering into the Plea Agreement with the DOJ, which could damage our reputation and materially and adversely affect our business and prospects

–

Risks resulting from entering into the Plea Agreement, including potential debarment from government contracting in the United States and elsewhere, reputational risk, as well as potential counterparty reluctance to continue business relationships

–

Potential material additional liability resulting from past conduct, including allegations of past conduct that remains unresolved or unknown in multiple jurisdictions including Iraq, which remains the subject of ongoing investigations by Ericsson and US governmental authorities

–

Risks related to internal controls and governance, including the potential to incur material liability in connection with internal controls surrounding payments made to third parties in connection with past conduct in multiple jurisdictions including Iraq which remains the subject of ongoing investigations by Ericsson and US governmental authorities

–

The risk that the ongoing investigations by Ericsson and US governmental authorities result in a conclusion by Ericsson or US governmental authorities that the Company’s past conduct included making or having responsibility for making payments to a terrorist organization or other improper payments, which could lead to material additional liability

–

Risks related to our ongoing compliance with obligations under the NSA entered into in connection with Ericsson’s acquisition of Vonage, which may adversely affect the Vonage business and subject the Company to additional liabilities

–	Our goals, strategies, planning assumptions and operational or financial performance expectations
–	Macroeconomic conditions, including inflationary pressures and effects on customer investments, market recovery and growth
–	Ongoing geopolitical and trade uncertainty, including challenging global economic conditions, market trends and pandemics such as COVID-19
–	Risks related to cybersecurity and privacy
–	Industry trends, future characteristics and development of the markets in which we operate
–	Our ability to comply with legal and regulatory requirements internationally
–	Our future liquidity, capital resources, capital expenditures, cost savings and profitability
–	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures
–	Our ability to deliver on future plans and achieve future growth
–	The expected operational or financial performance of strategic cooperation activities and joint ventures
–

Risks related to acquisitions and divestments, including our ability to successfully consummate such transactions, protect the value of acquisitions during integration, or achieve the value anticipated with an acquisition

–	Trends related to our industry, including our regulatory environment, competition and customer structure
–

Other factors included in our filings with the SEC, including the factors described throughout this report, included in the section Risk Factors, and in “Risk Factors” in the Annual Report 2023, as updated by subsequent reports filed with the SEC.

These forward-looking statements also represent our estimates, assumptions and expectations only as of the date that they were made, and to the extent they represent third-party data, we have not undertaken to independently verify such third-party data and do not intend to do so. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements and are urged to carefully review and consider the various disclosures made in this report and in other documents we file from time to time with our regulators that disclose risks and uncertainties that may affect our business. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, except as required by applicable law or stock exchange regulations.

19 Ericsson | First quarter report 2024	Forward-looking statements

Financial statements and other information

20 Ericsson | First quarter report 2024	Financial statements and other information

Financial statements (unaudited)

Condensed consolidated income statement

			Q1

SEK million	Note	2024	2023	Change
Net sales	2	53,325	62,553	-15%

Cost of sales		-30,667	-38,385	-20%
Gross income	2	22,658	24,168	-6%
Research and development expenses		-11,571	-11,972	-3%
Selling and administrative expenses		-8,691	-9,118	-5%

Impairment losses on trade receivables		-257	-49	424%
Operating expenses		-20,519	-21,139	-3%
Other operating income and expenses ¹		1,975	27	-

Share of earnings of JV and associated companies		-14	-10	40%
Earnings before financial items and income tax (EBIT)	2	4,100	3,046	35%

Financial income and expenses, net	3	-471	-917	-49%
Income after financial items		3,629	2,129	70%

Income tax		-1,016	-554	83%
Net income		2,613	1,575	66%

Net income attributable to:
Owners of the Parent Company		2,559	1,516
Non-controlling interests		54	59
Other information
Average number of shares, basic (million)	8	3,331	3,330
Earnings per share, basic (SEK) ²	8	0.77	0.46
Earnings per share, diluted (SEK) ³	8	0.77	0.45

1)	Q1 2024 included a one-time gain of SEK 1.9 billion from the resolution of a commercial dispute.
2)	Based on net income attributable to owners of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would improve earnings per share.

Condensed statement of comprehensive income

	Q1

SEK million	2024	2023
Net income	2,613	1,575
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	5,061	-171
Revaluation of borrowings due to change in credit risk	-327	-225
Tax on items that will not be reclassified to profit or loss	-926	102
Items that have been or may be reclassified to profit or loss
Cash flow hedge reserve
Gains/ losses arising during the period	-2,583	-296
Reclassification adjustments on gains/ losses included in profit or loss	40	208
Translation reserves
Changes in translation reserves	6,074	391
Reclassification to profit or loss	-103	-7
Share of other comprehensive income of JV and associated companies	37	5

Tax on items that have been or may be reclassified to profit or loss	524	18

Total other comprehensive income, net of tax	7,797	25
Total comprehensive income	10,410	1,600

Total comprehensive income (loss) attributable to:
Owners of the Parent Company	10,439	1,565
Non-controlling interests	-29	35

21 Ericsson | First quarter report 2024	Accounting policies and Explanatory notes

Condensed consolidated balance sheet

		Mar 31	Dec 31

SEK million	Note	2024	2023

Assets
Non-current assets
Intangible assets
Capitalized development expenses		4,832	4,678
Goodwill		56,220	52,944
Customer relationships, IPR and other intangible assets		23,365	22,667
Property, plant and equipment		11,972	12,195
Right-of-use assets		6,374	6,320
Financial assets
Equity in JV and associated companies		1,173	1,150
Other investments in shares and participations	5	1,981	2,091
Customer finance, non-current	5	1,406	1,347
Interest-bearing securities, non-current	5	11,177	9,931
Other financial assets, non-current	5	6,555	6,350

Deferred tax assets		23,291	22,375
		148,346	142,048
Current assets
Inventories		34,564	36,073
Contract assets		6,715	7,999
Trade receivables	5	46,246	42,215
Customer finance, current	5	3,717	5,570
Current tax assets		6,089	6,395
Other current receivables	5	13,050	11,962
Interest-bearing securities, current	5	8,948	9,584

Cash and cash equivalents	5	31,848	35,190
		151,177	154,988

Total assets		299,523	297,036

Equity and liabilities
Equity
Stockholders’ equity		109,137	98,673

Non-controlling interest in equity of subsidiaries		-1,498	-1,265
		107,639	97,408
Non-current liabilities
Post-employment benefits		20,841	26,229
Provisions, non-current	4	3,952	4,927
Deferred tax liabilities		3,999	3,880
Borrowings, non-current	5	32,675	29,218
Lease liabilities, non-current		5,280	5,220

Other non-current liabilities		839	755
		67,586	70,229
Current liabilities
Provisions, current	4	6,113	6,779
Borrowings, current	5	8,491	17,655
Lease liabilities, current		2,255	2,235
Contract liabilities		42,538	34,416
Trade payables	5	25,305	27,768
Current tax liabilities		3,810	3,561

Other current liabilities	5	35,786	36,985
		124,298	129,399

Total equity and liabilities		299,523	297,036

22 Ericsson | First quarter report 2024	Accounting policies and Explanatory notes

Condensed consolidated statement of cash flows

		Q1		Jan-Dec

SEK million	Note	2024	2023	2023
Operating activities
Net income (loss)		2,613	1,575	-26,104
Adjustments for
Taxes		1,273	1,069	3,189
Earnings/ dividends in JV and associated companies		3	9	-58
Depreciation, amortization and impairment losses	6	2,612	3,092	43,889
Other		340	1,646	4,690
		6,841	7,391	25,606

Changes in operating net assets
Inventories		2,735	-60	9,304
Customer finance, current and non-current		2,134	-3,284	-1,708
Trade receivables and contract assets		236	200	6,333
Trade payables		-4,022	-4,107	-10,037
Provisions and post-employment benefits		-2,270	-963	1,308
Contract liabilities		6,520	5,553	-7,088

Other operating assets and liabilities, net		-4,600	-9,105	-10,111
		733	-11,766	-11,999

Interest received		391	395	1,218
Interest paid		-1,297	-589	-2,280
Taxes paid		-1,593	-1,256	-5,368

Cash flow from operating activities		5,075	-5,825	7,177

Investing activities
Investments in property, plant and equipment	6	-434	-954	-3,297
Sales of property, plant and equipment		24	33	163
Acquisitions/ divestments of subsidiaries and other operations, net		-106	-844	-2,140
Product development	6	-386	-575	-2,173
Purchase of interest-bearing securities		-1,618	-	-15,304
Sales of interest-bearing securities		2,204	3,704	11,739

Other investing activities	6	-1,025	1,006	2,299
Cash flow from investing activities		-1,341	2,370	-8,713

Financing activities
Proceeds from issuance of borrowings		1,967	1,027	19,728
Repayment of borrowings		-10,401	-1,080	-7,884
Dividends paid		-	-	-9,104
Repayment of lease liabilities		-601	-693	-2,857

Other financing activities		538	-24	1,124
Cash flow from financing activities		-8,497	-770	1,007

Effect of exchange rate changes on cash		1,421	9	-2,630

Net change in cash and cash equivalents		-3,342	-4,216	-3,159

Cash and cash equivalents, beginning of period		35,190	38,349	38,349

Cash and cash equivalents, end of period		31,848	34,133	35,190

23 Ericsson | First quarter report 2024	Accounting policies and Explanatory notes

Condensed consolidated statement of changes in equity

	Jan-Mar		Jan-Dec

SEK million	2024	2023	2023
Opening balance	97,408	133,304	133,304
Total comprehensive income (loss)	10,410	1,600	-26,842
Sale/ repurchase of own shares	-	-	-50
Share issue, net	-	-	50
Long-term variable compensation plans	25	19	82
Dividends to shareholders	-204	-9,091	-9,104

Transactions with non-controlling interests	-	-	-32
Closing balance	107,639	125,832	97,408

Condensed consolidated income statement – isolated quarters

	2024	2023

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Net sales	53,325	71,881	64,473	64,444	62,553

Cost of sales	-30,667	-43,276	-39,745	-40,343	-38,385
Gross income	22,658	28,605	24,728	24,101	24,168
Research and development expenses	-11,571	-13,018	-11,897	-13,777	-11,972
Selling and administrative expenses	-8,691	-9,877	-9,617	-10,643	-9,118

Impairment losses on trade receivables	-257	209	-115	-313	-49
Operating expenses	-20,519	-22,686	-21,629	-24,733	-21,139
Other operating income and expenses ¹	1,975	-125	-32,031	264	27

Share of earnings of JV and associated companies	-14	54	24	56	-10
Earnings before financial items and income tax (EBIT)	4,100	5,848	-28,908	-312	3,046

Financial income and expenses, net	-471	-938	-719	-419	-917
Income after financial items	3,629	4,910	-29,627	-731	2,129

Income tax	-1,016	-1,501	-864	134	-554

Net income (loss)	2,613	3,409	-30,491	-597	1,575

Net income (loss) attributable to:
Owners of the Parent Company	2,559	3,394	-30,670	-686	1,516
Non-controlling interests	54	15	179	89	59
Other information
Average number of shares, basic (million)	3,331	3,330	3,330	3,330	3,330
Earnings (loss) per share, basic (SEK) ²	0.77	1.02	-9.21	-0.21	0.46
Earnings (loss) per share, diluted (SEK) ³	0.77	1.02	-9.21	-0.21	0.45

1)	Q1 2024 included a one-time gain of SEK 1.9 billion from the resolution of a commercial dispute. Q3 2023 included write-down of goodwill of SEK -31.9 billion.
2)	Based on net income attributable to owners of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

24 Ericsson | First quarter report 2024	Accounting policies and Explanatory notes

Condensed consolidated statement of cash flows – isolated quarters

	2024	2023

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Operating activities
Net income (loss)	2,613	3,409	-30,491	-597	1,575
Adjustments for
Taxes	1,273	1,302	1,033	-215	1,069
Earnings/ dividends in JV and associated companies	3	-46	27	-48	9
Depreciation, amortization and impairment losses	2,612	3,083	34,901	2,813	3,092
Other	340	1,417	1,021	606	1,646
	6,841	9,165	6,491	2,559	7,391

Changes in operating net assets
Inventories	2,735	6,884	2,098	382	-60
Customer finance, current and non-current	2,134	5,720	-4,702	558	-3,284
Trade receivables and contract assets	236	-2,089	6,469	1,753	200
Trade payables	-4,022	-966	-4,367	-597	-4,107
Provisions and post-employment benefits	-2,270	1,051	379	841	-963
Contract liabilities	6,520	-4,821	-2,616	-5,204	5,553

Other operating assets and liabilities, net	-4,600	801	-350	-1,457	-9,105
	733	6,580	-3,089	-3,724	-11,766

Interest received	391	256	284	283	395
Interest paid	-1,297	-543	-599	-549	-589
Taxes paid	-1,593	-976	-1,685	-1,451	-1,256

Cash flow from operating activities	5,075	14,482	1,402	-2,882	-5,825

Investing activities
Investments in property, plant and equipment	-434	-720	-817	-806	-954
Sales of property, plant and equipment	24	37	51	42	33
Acquisitions/ divestments of subs. and other operations, net	-106	-225	-160	-911	-844
Product development	-386	-551	-485	-562	-575
Purchase of interest-bearing securities	-1,618	-11,318	-1,854	-2,132	-
Sales of interest-bearing securities	2,204	1,116	2,847	4,072	3,704

Other investing activities	-1,025	4,854	-1,445	-2,116	1,006
Cash flow from investing activities	-1,341	-6,807	-1,863	-2,413	2,370

Financing activities
Proceeds from issuance of borrowings	1,967	11,578	6,097	1,026	1,027
Repayment of borrowings	-10,401	-1,666	-2,306	-2,832	-1,080
Dividends paid	-	-4,504	-9	-4,591	-
Repayment of lease liabilities	-601	-783	-691	-690	-693

Other financing activities	538	-899	2,029	18	-24
Cash flow from financing activities	-8,497	3,726	5,120	-7,069	-770

Effect of exchange rate changes on cash	1,421	-3,111	-90	562	9

Net change in cash and cash equivalents	-3,342	8,290	4,569	-11,802	-4,216

Cash and cash equivalents, beginning of period	35,190	26,900	22,331	34,133	38,349

Cash and cash equivalents, end of period	31,848	35,190	26,900	22,331	34,133

25 Ericsson | First quarter report 2024	Accounting policies and Explanatory notes

Condensed Parent Company income statement

	Q1		Jan-Dec

SEK million	2024	2023	2023
Net sales	-	-	-

Cost of sales	-	-	-
Gross income	-	-	-
Operating expenses	-370	-355	-1,818

Other operating income and expenses	2,658	854	3,606
EBIT	2,288	499	1,788

Financial net	357	-174	-2,496
Income (loss) after financial items	2,645	325	-708
Transfers to (-) / from untaxed reserves	-	-	-81

Income tax	-453	-44	-382
Net income (loss)	2,192	281	-1,171

Condensed Parent Company statement of comprehensive income (loss)

	Q1		Jan-Dec

SEK million	2024	2023	2023
Net income (loss)	2,192	281	-1,171
Cash flow hedge reserve
Gains/ losses arising during the period	-	-	-
Transfer to investments	-	-	-

Tax on items that will not be reclassified to profit or loss	-	-	-

Other comprehensive income (loss), net of tax	-	-	-
Total comprehensive income (loss)	2,192	281	-1,171

26 Ericsson | First quarter report 2024	Accounting policies and Explanatory notes

Condensed Parent Company balance sheet

SEK million	Mar 31 2024	Dec 31 2023
Assets
Fixed assets
Intangible assets	-	-
Tangible assets	351	344

Financial assets ¹	130,836	126,523
	131,187	126,867
Current assets
Receivables	20,258	22,433
Short-term investments	8,744	9,355

Cash and cash equivalents	17,811	15,640

	46,813	47,428
Total assets	178,000	174,295

Stockholders’ equity, provisions and liabilities
Equity
Restricted equity	48,214	48,214

Non-restricted equity	29,782	27,584
	77,996	75,798

Provisions	222	275
Non-current liabilities	32,610	29,150

Current liabilities	67,172	69,072
Total stockholders’ equity, provisions and liabilities	178,000	174,295
¹ Of which interest-bearing securities, non-current	11,176	9,930

27 Ericsson | First quarter report 2024	Accounting policies and Explanatory notes

Accounting policies and Explanatory notes (unaudited)

Note 1 – Accounting policies

The Group

This condensed consolidated interim financial report for the reporting period ended March 31, 2024, has been prepared in accordance with Accounting Standard IAS 34 “Interim Financial Reporting”. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2023, and should be read in conjunction with that annual report. Amendments to IFRS standards that became effective during 2024 do not have a material impact on the result and financial position of the Company.

28 Ericsson | First quarter report 2024	Accounting policies and Explanatory notes

Note 2 – Segment information

Net sales by segment by quarter
	2024	2023

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	33,715	44,998	41,537	42,440	42,467
Of which Products	25,397	34,704	31,740	32,774	32,175
Of which Services	8,318	10,294	9,797	9,666	10,292
Cloud Software and Services	13,045	19,558	15,564	15,108	13,400
Of which Products	4,529	7,046	5,010	5,161	4,455
Of which Services	8,516	12,512	10,554	9,947	8,945
Enterprise	5,970	6,698	6,673	6,379	5,995

Other	595	627	699	517	691
Total	53,325	71,881	64,473	64,444	62,553

	2024	2023

Sequential change, percent	Q1	Q4	Q3	Q2	Q1
Networks	-25%	8%	-2%	0%	-28%
Of which Products	-27%	9%	-3%	2%	-30%
Of which Services	-19%	5%	1%	-6%	-20%
Cloud Software and Services	-33%	26%	3%	13%	-34%
Of which Products	-36%	41%	-3%	16%	-45%
Of which Services	-32%	19%	6%	11%	-26%
Enterprise	-11%	0%	5%	6%	-5%

Other	-5%	-10%	35%	-25%	-17%
Total	-26%	11%	0%	3%	-27%

	2024	2023

Year over year change, percent	Q1	Q4	Q3	Q2	Q1
Networks	-21%	-23%	-14%	-8%	4%
Of which Products	-21%	-24%	-11%	-7%	3%
Of which Services	-19%	-20%	-21%	-10%	7%
Cloud Software and Services	-3%	-3%	10%	8%	11%
Of which Products	2%	-12%	5%	10%	23%
Of which Services	-5%	3%	12%	7%	6%
Enterprise	0%	6%	34%	275%	275%

Other	-14%	-24%	0%	-32%	4%
Total	-15%	-16%	-5%	3%	14%

	2024	2023

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	33,715	171,442	126,444	84,907	42,467
Of which Products	25,397	131,393	96,689	64,949	32,175
Of which Services	8,318	40,049	29,755	19,958	10,292
Cloud Software and Services	13,045	63,630	44,072	28,508	13,400
Of which Products	4,529	21,672	14,626	9,616	4,455
Of which Services	8,516	41,958	29,446	18,892	8,945
Enterprise	5,970	25,745	19,047	12,374	5,995

Other	595	2,534	1,907	1,208	691
Total	53,325	263,351	191,470	126,997	62,553

	2024	2023

Year over year change, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-21%	-11%	-6%	-2%	4%
Of which Products	-21%	-11%	-5%	-2%	3%
Of which Services	-19%	-12%	-9%	-2%	7%
Cloud Software and Services	-3%	5%	9%	9%	11%
Of which Products	2%	3%	12%	16%	23%
Of which Services	-5%	6%	8%	6%	6%
Enterprise	0%	76%	130%	275%	275%

Other	-14%	-14%	-10%	-15%	4%
Total	-15%	-3%	3%	8%	14%

29 Ericsson | First quarter report 2024	Accounting policies and Explanatory notes

Gross income by segment by quarter
	2024	2023

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	14,851	18,626	16,146	16,318	16,869
Cloud Software and Services	4,834	7,174	5,494	4,944	4,476
Enterprise	2,865	2,968	3,253	2,954	2,841

Other	108	-163	-165	-115	-18
Total	22,658	28,605	24,728	24,101	24,168

	2024	2023

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	14,851	67,959	49,333	33,187	16,869
Cloud Software and Services	4,834	22,088	14,914	9,420	4,476
Enterprise	2,865	12,016	9,048	5,795	2,841

Other	108	-461	-298	-133	-18
Total	22,658	101,602	72,997	48,269	24,168

EBIT (loss) by segment by quarter
	2024	2023

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	4,156	6,112	4,627	2,623	6,020
Cloud Software and Services	-363	1,836	86	-1,200	-942
Enterprise	-1,582	-1,643	-33,302	-1,679	-1,712

Other	1,889	-457	-319	-56	-320
Total	4,100	5,848	-28,908	-312	3,046

	2024	2023

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	4,156	19,382	13,270	8,643	6,020
Cloud Software and Services	-363	-220	-2,056	-2,142	-942
Enterprise	-1,582	-38,336	-36,693	-3,391	-1,712

Other	1,889	-1,152	-695	-376	-320
Total	4,100	-20,326	-26,174	2,734	3,046

30 Ericsson | First quarter report 2024	Accounting policies and Explanatory notes

Net sales by market area by quarter
	2024	2023

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	8,565	11,804	13,764	13,839	13,911
North East Asia	3,424	9,129	5,378	5,062	4,363
North America	13,944	14,404	13,456	14,443	16,927
Europe and Latin America ¹ ²	13,229	19,218	15,475	15,972	14,219
Middle East and Africa	4,633	7,750	6,455	5,348	4,186

Other ¹ ²	9,530	9,576	9,945	9,780	8,947
Total	53,325	71,881	64,473	64,444	62,553
¹ Of which in Sweden	729	339	454	370	611
² Of which in EU	7,566	10,148	7,850	8,054	8,205

	2024	2023

Sequential change, percent	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	-27%	-14%	-1%	-1%	24%
North East Asia	-62%	70%	6%	16%	-48%
North America	-3%	7%	-7%	-15%	-33%
Europe and Latin America ¹ ²	-31%	24%	-3%	12%	-32%
Middle East and Africa	-40%	20%	21%	28%	-43%

Other ¹ ²	0%	-4%	2%	9%	-30%
Total	-26%	11%	0%	3%	-27%
¹ Of which in Sweden	115%	-25%	23%	-39%	-21%
² Of which in EU	-25%	29%	-3%	-2%	-22%

	2024	2023

Year over year change, percent	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	-38%	5%	74%	74%	138%
North East Asia	-22%	9%	-4%	-31%	-20%
North America	-18%	-43%	-49%	-37%	-18%
Europe and Latin America ¹ ²	-7%	-8%	1%	4%	-7%
Middle East and Africa	11%	5%	14%	2%	-3%

Other ¹ ²	7%	-25%	41%	158%	157%
Total	-15%	-16%	-5%	3%	14%
¹ Of which in Sweden	19%	-56%	-45%	-61%	-10%
² Of which in EU	-8%	-3%	-5%	-5%	-5%

	2024	2023

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	8,565	53,318	41,514	27,750	13,911
North East Asia	3,424	23,932	14,803	9,425	4,363
North America	13,944	59,230	44,826	31,370	16,927
Europe and Latin America ¹ ²	13,229	64,884	45,666	30,191	14,219
Middle East and Africa	4,633	23,739	15,989	9,534	4,186

Other ¹ ²	9,530	38,248	28,672	18,727	8,947
Total	53,325	263,351	191,470	126,997	62,553
¹ Of which in Sweden	729	1,774	1,435	981	611
² Of which in EU	7,566	34,257	24,109	16,259	8,205

	2024	2023

Year to date, year over year change, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	-38%	62%	91%	101%	138%
North East Asia	-22%	-10%	-19%	-26%	-20%
North America	-18%	-38%	-36%	-28%	-18%
Europe and Latin America ¹ ²	-7%	-3%	-1%	-1%	-7%
Middle East and Africa	11%	5%	5%	0%	-3%

Other ¹ ²	7%	41%	100%	157%	157%
Total	-15%	-3%	3%	8%	14%
¹ Of which in Sweden	19%	-45%	-42%	-40%	-10%
² Of which in EU	-8%	-4%	-5%	-5%	-5%

31 Ericsson | First quarter report 2024	Accounting policies and Explanatory notes

Net sales by market area by segment

	Q1 2024

SEK million	Networks	Cloud Software and Services	Enterprise	Other	Total
South East Asia, Oceania and India	6,735	1,820	10	0	8,565
North East Asia	2,488	889	5	42	3,424
North America	10,764	3,034	59	87	13,944
Europe and Latin America	8,408	4,763	58	0	13,229
Middle East and Africa	2,694	1,860	79	0	4,633

Other ¹	2,626	679	5,759	466	9,530
Total	33,715	13,045	5,970	595	53,325
Share of total	63%	24%	11%	1%	100%

1) Includes primarily IPR licensing revenues and a major part of segment Enterprise.

	Q1 2024

Sequential change, percent	Networks	Cloud Software and Services	Enterprise	Other	Total
South East Asia, Oceania and India	-24%	-37%	25%	-	-27%
North East Asia	-66%	-49%	-38%	-14%	-62%
North America	6%	-26%	-29%	89%	-3%
Europe and Latin America	-31%	-32%	-22%	-100%	-31%
Middle East and Africa	-37%	-45%	-32%	-100%	-40%

Other	20%	52%	-10%	-12%	0%
Total	-25%	-33%	-11%	-5%	-26%

	Q1 2024

Year over year change, percent	Networks	Cloud Software and Services	Enterprise	Other	Total
South East Asia, Oceania and India	-42%	-23%	25%	-100%	-38%
North East Asia	-24%	-14%	-38%	-18%	-22%
North America	-23%	6%	55%	867%	-18%
Europe and Latin America	-10%	0%	176%	-100%	-7%
Middle East and Africa	28%	-6%	-24%	-100%	11%

Other	23%	52%	-1%	-14%	7%
Total	-21%	-3%	0%	-14%	-15%

32 Ericsson | First quarter report 2024	Accounting policies and Explanatory notes

Top 5 countries in sales

	Q1		Jan-Dec

Country, percentage of net sales[1]	2024	2023	2023
United States	37%	37%	32%
India	10%	11%	12%
China	4%	2%	4%
United Kingdom	4%	3%	4%
Japan	3%	3%	4%

1) Based on Jan-Mar 2024. Includes IPR licensing revenues.

IPR licensing revenues by segment by quarter

	2024		2023

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	2,539	2,176	2,283	2,603	2,041

Cloud Software and Services	557	478	500	572	448
Total	3,096	2,654	2,783	3,175	2,489

	2024		2023

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	2,539	9,103	6,927	4,644	2,041

Cloud Software and Services	557	1,998	1,520	1,020	448
Total	3,096	11,101	8,447	5,664	2,489
Note 3 – Financial income and expenses, net
Financial income and expenses, net
	2024		2023

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Financial income	681	518	471	639	517
Financial expenses	-1,099	-1,287	-1,024	-942	-865

Net foreign exchange gains/ losses	-53	-169	-166	-116	-569
Total	-471	-938	-719	-419	-917

	2024		2023

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Financial income	681	2,145	1,627	1,156	517
Financial expenses	-1,099	-4,118	-2,831	-1,807	-865

Net foreign exchange gains/ losses	-53	-1,020	-851	-685	-569
Total	-471	-2,993	-2,055	-1,336	-917

33 Ericsson | First quarter report 2024	Accounting policies and Explanatory notes

Note 4 – Provisions

Provisions

	2024	2023

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Opening balance	11,706	11,535	12,005	10,541	11,588
Additions ¹	783	2,556	1,462	4,760	1,699
Utilization	-2,140	-1,728	-1,422	-2,953	-2,463
Of which restructuring	-932	-1,175	-994	-423	-274
Reversal of excess amounts	-364	-368	-384	-564	-224

Reclassification, translation difference and other	80	-289	-126	221	-59
Closing balance	10,065	11,706	11,535	12,005	10,541
Of which restructuring	2,953	3,720	4,235	4,413	1,096

	2024		2023

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Opening balance	11,706	11,588	11,588	11,588	11,588
Additions ¹	783	10,477	7,921	6,459	1,699
Utilization	-2,140	-8,566	-6,838	-5,416	-2,463
Of which restructuring	-932	-2,866	-1,691	-697	-274
Reversal of excess amounts	-364	-1,540	-1,172	-788	-224

Reclassification, translation difference and other	80	-253	36	162	-59
Closing balance	10,065	11,706	11,535	12,005	10,541
Of which restructuring	2,953	3,720	4,235	4,413	1,096

1)

Q1-Q4 2023 mainly relates to restructuring provisions for the cost-reduction activities. In Q1 2023 the Company entered into the DOJ Plea Agreement with the DOJ and the provision of SEK -2.3 billion (including estimated expenses for the extended compliance monitorship) made in Q4 2022 was utilized in Q2 2023.

34 Ericsson | First quarter report 2024	Accounting policies and Explanatory notes

Note 5 – Financial risk management

Since Q1 2023, liquidity portfolios in some subsidiaries have been managed globally on a fair value basis, therefore deposits (cash equivalents) held in these portfolios are classified as fair value through P&L (previously classified as amortized costs). During the year, the Company issued Commercial Papers and drew down its revolving credit facilities for short term liquidity purposes, both borrowings are classified as amortized costs liabilities.

There have been no changes to the fair value hierarchy categorization from that presented in the latest Annual Report. Where Level 2 and Level 3 fair value hierarchies apply, the inputs and valuation methods used remained unchanged. The book values and fair values of financial instruments are as follows:

Financial instruments

	Mar 31				Dec 31

SEK billion	2024				2023

	Fair value hierarchy level				Fair value hierarchy level

	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3
Assets at fair value through profit or loss
Customer finance ¹	5.1	-	-	5.1	6.9	-	-	6.9
Interest-bearing securities	19.7	19.1	0.6	-	19.1	18.6	0.5	-
Cash equivalents ²	14.0	1.1	12.9	-	17.5	0.8	16.7	-
Other financial assets	2.0	0.1	-	1.9	2.1	0.1	-	2.0
Other current assets	0.8	-	0.8	-	1.9	-	1.9	-

Assets at fair value through OCI
Trade receivables	46.2	-	-	46.2	42.2	-	-	42.2

Assets at amortized costs
Interest-bearing securities	0.4	-	-	-	0.4	-	-	-

Other financial assets	0.7	-	-	-	0.6	-	-	-
Total financial assets	88.9				90.7

Financial liabilities at designated FVTPL
Parent company borrowings	-36.3	-18.9	-17.4	-	-38.0	-23.7	-14.3	-

Financial liabilities at FVTPL
Other current liabilities	-2.1	-	-2.1	-	-1.8	-	-1.8	-

Liabilities at amortized cost
Trade payables	-25.3	-	-	-	-27.8	-	-	-

Borrowings	-4.9	-	-	-	-8.9	-	-	-
Total financial liabilities	-68.6				-76.4

1)  Year to date movements of customer finance receivables are as follows: additions of SEK 6.5 billion, disposals and repayments of SEK 8.8 billion and revaluation gain of SEK 0.5 billion.

2)  Total Cash and cash equivalent is SEK 31.8 (35.2 on Dec 31, 2023) billion, of which SEK 14.0 (17.5 on Dec 31, 2023) billion relating to Cash equivalents are presented in the table above.

Exchange rates used in the consolidation
						Jan-Mar		Jan-Dec

						2024	2023	2023
EUR/ SEK - closing rate						11.53	11.26	11.09
USD/ SEK - closing rate						10.69	10.37	10.01

35 Ericsson | First quarter report 2024	Accounting policies and Explanatory notes

Note 6 – Cash flow

Information on investments

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2024	2023

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Additions
Property, plant and equipment	434	720	817	806	954
Capitalized development expenses	386	551	485	562	575

IPR, brands and other intangible assets	1	1	-	94	2
Total	821	1,272	1,302	1,462	1,531

Depreciation, amortization and impairment losses
Property, plant and equipment	941	1,354	1,331	1,066	1,183
Capitalized development expenses	312	274	222	244	397
Goodwill, IPR, brands and other intangible assets	793	846	32,735	853	803

Right-of-use assets	566	609	613	650	709
Total	2,612	3,083	34,901	2,813	3,092

	2024		2023

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Additions
Property, plant and equipment	434	3,297	2,577	1,760	954
Capitalized development expenses	386	2,173	1,622	1,137	575

IPR, brands and other intangible assets	1	97	96	96	2
Total	821	5,567	4,295	2,993	1,531

Depreciation, amortization and impairment losses
Property, plant and equipment	941	4,934	3,580	2,249	1,183
Capitalized development expenses	312	1,137	863	641	397
Goodwill, IPR, brands and other intangible assets	793	35,237	34,391	1,656	803

Right-of-use assets	566	2,581	1,972	1,359	709
Total	2,612	43,889	40,806	5,905	3,092

Note 7 – Contingent liabilities and Assets pledged as collateral

Contingent liabilities and Assets pledged as collateral

SEK million	Mar 31 2024	Dec 31 2023
Contingent liabilities	3,178	3,037
Assets pledged as collateral	8,459	8,501

36 Ericsson | First quarter report 2024	Accounting policies and Explanatory notes

Note 8 – Share information

Number of shares and earnings per share

			Q1		Jan-Dec

			2024	2023	2023
Number of shares, end of period (million)			3,344	3,334	3,344
Of which class A-shares (million)			262	262	262
Of which class B-shares (million)			3,082	3,072	3,082
Number of treasury shares, end of period (million)			12	4	14
Number of shares outstanding, basic, end of period (million)			3,332	3,330	3,330
Numbers of shares outstanding, diluted, end of period (million)			3,336	3,334	3,337
Average number of treasury shares (million)			13	4	11
Average number of shares outstanding, basic (million)			3,331	3,330	3,330
Average number of shares outstanding, diluted (million) ¹			3,335	3,334	3,337
Earnings (loss) per share, basic (SEK) ²			0.77	0.46	-7.94
Earnings (loss) per share, diluted (SEK) ¹			0.77	0.45	-7.94

1)  Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

2)  Based on net income attributable to owners of the Parent Company.

The proposed dividend of SEK 2.70 per share was approved by the AGM on 3 April 2024. The first of two equal dividend payments of SEK 1.35 per share was paid on 10 April 2024, and the second will be made with a record date of 2 October 2024, with an expected payment date of 7 October 2024.

Note 9 – Employee information

Number of employees

	2024	2023

End of period	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
South East Asia, Oceania and India	27,016	27,016	27,648	27,726	27,981
North East Asia	12,084	12,331	12,535	12,602	13,136
North America	10,498	10,744	10,860	11,518	11,765
Europe and Latin America ¹	45,143	45,380	45,821	47,521	47,500

Middle East and Africa	4,399	4,481	4,487	4,523	4,549
Total	99,140	99,952	101,351	103,890	104,931
¹ Of which in Sweden	13,849	13,977	14,109	14,713	14,384

37 Ericsson | First quarter report 2024	Accounting policies and Explanatory notes

Alternative performance measures (unaudited)

In this section, the Company presents its Alternative Performance Measures (APMs), which are not recognized measures of financial performance under IFRS. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation. APMs should not be viewed as substitutes for income statement or cash flow items computed in accordance with IFRS.

This section also includes a reconciliation of the APMs to the most directly reconcilable line items in the financial statements. For more information about non-IFRS key operating measures, see Ericsson Annual Report 2023.

Sales growth adjusted for comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations. Also named organic sales.

	2024	2023

Isolated quarters, year over year change	Q1	Q4	Q3	Q2	Q1
Reported net sales	53,325	71,881	64,473	64,444	62,553
Acquired business	-	-	-1,000	-4,154	-3,894
Net FX impact	740	-111	-2,052	-3,662	-3,596
Comparable net sales, excluding FX impact	54,065	71,770	61,421	56,628	55,063
Comparable quarter net sales adj. for acq/ div business	62,553	85,980	68,040	62,292	55,061
Sales growth adjusted for comparable units and currency (%)	-14%	-17%	-10%	-9%	0%

	2024	2023

Year to date, year over year change	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Reported net sales	53,325	263,351	191,470	126,997	62,553
Acquired business	-	-9,048	-9,048	-8,048	-3,894
Net FX impact	740	-9,421	-9,310	-7,258	-3,596
Comparable net sales, excluding FX impact	54,065	244,882	173,112	111,691	55,063
Comparable quarter net sales adj. for acq/ div business	62,553	271,373	185,393	117,353	55,061
Sales growth adjusted for comparable units and currency (%)	-14%	-10%	-7%	-5%	0%

38 Ericsson | First quarter report 2024	Alternative performance measures

Items excluding restructuring charges and goodwill impairments

Gross income, operating expenses, and EBIT are presented excluding restructuring charges and goodwill impairments and, for certain measures, as a percentage of net sales.

	2024	2023

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Gross income	22,658	28,605	24,728	24,101	24,168
Net sales	53,325	71,881	64,473	64,444	62,553

Gross margin (%)	42.5%	39.8%	38.4%	37.4%	38.6%

Gross income	22,658	28,605	24,728	24,101	24,168
Restructuring charges included in cost of sales	122	956	548	552	746

Gross income excluding restructuring charges	22,780	29,561	25,276	24,653	24,914
Net sales	53,325	71,881	64,473	64,444	62,553

Gross margin excluding restructuring charges (%)	42.7%	41.1%	39.2%	38.3%	39.8%

Operating expenses	-20,519	-22,686	-21,629	-24,733	-21,139
Restructuring charges included in R&D expenses	-10	484	197	1,659	91
Restructuring charges included in selling and administrative expenses	93	80	143	922	143

Operating expenses excluding restructuring charges	-20,436	-22,122	-21,289	-22,152	-20,905

EBIT (loss)	4,100	5,848	-28,908	-312	3,046
Net sales	53,325	71,881	64,473	64,444	62,553

EBIT margin (%)	7.7%	8.1%	-44.8%	-0.5%	4.9%

EBIT (loss)	4,100	5,848	-28,908	-312	3,046
Total restructuring charges	205	1,520	888	3,133	980

EBIT (loss) excluding restructuring charges	4,305	7,368	-28,020	2,821	4,026
Net sales	53,325	71,881	64,473	64,444	62,553

EBIT margin excluding restructuring charges (%)	8.1%	10.3%	-43.5%	4.4%	6.4%

EBIT (loss) excluding restructuring charges	4,305	7,368	-28,020	2,821	4,026
Impairment of goodwill	-	-	31,897	-	-

EBIT excluding restructuring charges and goodwill impairments	4,305	7,368	3,877	2,821	4,026
Net sales	53,325	71,881	64,473	64,444	62,553
EBIT margin excluding restructuring charges and goodwill impairments (%)	8.1%	10.3%	6.0%	4.4%	6.4%

	2024	2023

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Gross income	22,658	101,602	72,997	48,269	24,168
Net sales	53,325	263,351	191,470	126,997	62,553

Gross margin (%)	42.5%	38.6%	38.1%	38.0%	38.6%

Gross income	22,658	101,602	72,997	48,269	24,168
Restructuring charges included in cost of sales	122	2,802	1,846	1,298	746
Gross income excluding restructuring charges	22,780	104,404	74,843	49,567	24,914
Net sales	53,325	263,351	191,470	126,997	62,553

Gross margin excluding restructuring charges (%)	42.7%	39.6%	39.1%	39.0%	39.8%

Operating expenses	-20,519	-90,187	-67,501	-45,872	-21,139
Restructuring charges included in R&D expenses	-10	2,431	1,947	1,750	91
Restructuring charges included in selling and administrative expenses	93	1,288	1,208	1,065	143

Operating expenses excluding restructuring charges	-20,436	-86,468	-64,346	-43,057	-20,905

EBIT (loss)	4,100	-20,326	-26,174	2,734	3,046
Net sales	53,325	263,351	191,470	126,997	62,553

EBIT margin (%)	7.7%	-7.7%	-13.7%	2.2%	4.9%

EBIT (loss)	4,100	-20,326	-26,174	2,734	3,046
Total restructuring charges	205	6,521	5,001	4,113	980

EBIT (loss) excluding restructuring charges	4,305	-13,805	-21,173	6,847	4,026
Net sales	53,325	263,351	191,470	126,997	62,553

EBIT margin excluding restructuring charges (%)	8.1%	-5.2%	-11.1%	5.4%	6.4%

EBIT (loss) excluding restructuring charges	4,305	-13,805	-21,173	6,847	4,026
Impairment of goodwill	-	31,897	31,897	-	-

EBIT excluding restructuring charges and goodwill impairments	4,305	18,092	10,724	6,847	4,026
Net sales	53,325	263,351	191,470	126,997	62,553
EBIT margin excluding restructuring charges and goodwill impairments (%)	8.1%	6.9%	5.6%	5.4%	6.4%

39 Ericsson | First quarter report 2024	Alternative performance measures

EBITA and EBITA margin / EBITA and EBITA margin excluding restructuring charges

Earnings before interest, income tax, amortizations and write-downs of acquired intangibles (including goodwill) also expressed as a percentage of net sales.

EBITA excluding restructuring charges also expressed as a percentage of net sales.

	2024		2023

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Net income (loss)	2,613	3,409	-30,491	-597	1,575
Income tax	1,016	1,501	864	-134	554
Financial income and expenses, net	471	938	719	419	917
Amortizations and write-downs of acquired intangibles	793	846	32,736	854	802
Of which segment Enterprise	762	813	32,702	788	767

EBITA	4,893	6,694	3,828	542	3,848
Net sales	53,325	71,881	64,473	64,444	62,553
EBITA margin (%)	9.2%	9.3%	5.9%	0.8%	6.2%
Restructuring charges	205	1,520	888	3,133	980
EBITA excluding restructuring charges	5,098	8,214	4,716	3,675	4,828
EBITA margin excluding restructuring charges (%)	9.6%	11.4%	7.3%	5.7%	7.7%

	2024		2023

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss)	2,613	-26,104	-29,513	978	1,575
Income tax	1,016	2,785	1,284	420	554
Financial income and expenses, net	471	2,993	2,055	1,336	917
Amortizations and write-downs of acquired intangibles	793	35,238	34,392	1,656	802
Of which segment Enterprise	762	35,070	34,257	1,555	767

EBITA	4,893	14,912	8,218	4,390	3,848
Net sales	53,325	263,351	191,470	126,997	62,553
EBITA margin (%)	9.2%	5.7%	4.3%	3.5%	6.2%
Restructuring charges	205	6,521	5,001	4,113	980
EBITA excluding restructuring charges	5,098	21,433	13,219	8,503	4,828
EBITA margin excluding restructuring charges (%)	9.6%	8.1%	6.9%	6.7%	7.7%

Additionally, Ericsson provides forward-looking targets for EBITA margin excluding restructuring charges and free cash flow before M&A, which are non-IFRS financial measures. Ericsson has not provided quantitative reconciliation of these targets to the most directly comparable IFRS measures because certain information needed to reconcile these non-IFRS financial measures to the most comparable IFRS financial measures are dependent on specific items or impacts that are not yet determined, are subject to incarcerating and variability in timing and amount due to their nature, are outside of Ericsson’s control or cannot be predicted, including items and impacts such as currency exchange rate changes, acquisitions and disposals, and charges such as impairments or acquisition related charges. Accordingly, reconciliation of these non-IFRS forward-looking financial measures to the most directly comparable IFRS financial measures are not available without unreasonable efforts. Such unavailable reconciling items could significantly impact our results of operations and financial condition.

Rolling four quarters of net sales and EBIT margin excluding restructuring charges (%)

Net sales, EBIT margin and restructuring charges as a sum of last four quarters.

	2024		2023

Rolling four quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Net sales	254,123	263,351	277,450	281,017	279,038
EBIT (loss)	-19,272	-20,326	-18,321	17,702	25,322
Restructuring charges	5,746	6,521	5,229	4,422	1,338
EBIT (loss) excl. restr. charges	-13,526	-13,805	-13,092	22,124	26,660
EBIT margin excl. restr. charges (%)	-5.3%	-5.2%	-4.7%	7.9%	9.6%

40 Ericsson | First quarter report 2024	Alternative performance measures

Gross cash and net cash, end of period

Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).

	2024	2023

SEK million	Q1	Q4	Q3	Q2	Q1
Cash and cash equivalents	31,848	35,190	26,900	22,331	34,133
+ Interest-bearing securities, current	8,948	9,584	9,553	8,513	9,259
+ Interest-bearing securities, non-current	11,177	9,931	4,032	4,878	3,925
Gross cash, end of period	51,973	54,705	40,485	35,722	47,317
- Borrowings, current	8,491	17,655	18,772	10,354	11,577
- Borrowings, non-current	32,675	29,218	20,103	23,476	22,167
Net cash, end of period	10,807	7,832	1,610	1,892	13,573

Capital employed

Total assets less non-interest-bearing provisions and liabilities (which includes non-current provisions, deferred tax liabilities, contract liabilities, other non-current liabilities, current provisions, trade payables, current tax liabilities and other current liabilities).

	2024	2023

SEK million	Q1	Q4	Q3	Q2	Q1
Total assets	299,523	297,036	306,349	343,358	345,658
Non-interest-bearing provisions and liabilities
Provisions, non-current	3,952	4,927	5,190	5,263	4,119
Deferred tax liabilities	3,999	3,880	4,343	4,887	4,986
Other non-current liabilities	839	755	812	788	716
Provisions, current	6,113	6,779	6,345	6,742	6,422
Contract liabilities	42,538	34,416	41,234	44,237	47,916
Trade payables	25,305	27,768	30,629	35,463	34,554
Current tax liabilities	3,810	3,561	3,029	2,665	2,478
Other current liabilities	35,786	36,985	43,841	45,637	49,064
Capital employed	177,181	177,965	170,926	197,676	195,403

Capital turnover

Annualized net sales divided by average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2024	2023

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Net sales	53,325	71,881	64,473	64,444	62,553
Annualized net sales	213,300	287,524	257,892	257,776	250,212
Average capital employed
Capital employed at beginning of period	177,965	170,926	197,676	195,403	202,899
Capital employed at end of period	177,181	177,965	170,926	197,676	195,403
Average capital employed	177,573	174,446	184,301	196,540	199,151
Capital turnover (times)	1.2	1.6	1.4	1.3	1.3

	2024	2023

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net sales	53,325	263,351	191,470	126,997	62,553
Annualized net sales	213,300	263,351	255,293	253,994	250,212
Average capital employed
Capital employed at beginning of period	177,965	202,899	202,899	202,899	202,899
Capital employed at end of period	177,181	177,965	170,926	197,676	195,403
Average capital employed	177,573	190,432	186,913	200,288	199,151
Capital turnover (times)	1.2	1.4	1.4	1.3	1.3

41 Ericsson | First quarter report 2024	Alternative performance measures

Return on capital employed

The annualized total of EBIT as a percentage of average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2024	2023

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
EBIT (loss)	4,100	5,848	-28,908	-312	3,046
Annualized EBIT (loss)	16,400	23,392	-115,632	-1,248	12,184
Average capital employed
Capital employed at beginning of period	177,965	170,926	197,676	195,403	202,899
Capital employed at end of period	177,181	177,965	170,926	197,676	195,403
Average capital employed	177,573	174,446	184,301	196,540	199,151
Return on capital employed (%)	9.2%	13.4%	-62.7%	-0.6%	6.1%

	2024		2023

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
EBIT (loss)	4,100	-20,326	-26,174	2,734	3,046
Annualized EBIT (loss)	16,400	-20,326	-34,899	5,468	12,184
Average capital employed
Capital employed at beginning of period	177,965	202,899	202,899	202,899	202,899
Capital employed at end of period	177,181	177,965	170,926	197,676	195,403
Average capital employed	177,573	190,432	186,913	200,288	199,151
Return on capital employed (%)	9.2%	-10.7%	-18.7%	2.7%	6.1%

Equity ratio

Equity expressed as a percentage of total assets.

	2024	2023

SEK million	Q1	Q4	Q3	Q2	Q1
Total equity	107,639	97,408	105,435	132,355	125,832
Total assets	299,523	297,036	306,349	343,358	345,658
Equity ratio (%)	35.9%	32.8%	34.4%	38.5%	36.4%

Return on equity

Annualized net income attributable to owners of the Parent Company as a percentage of average stockholders’ equity.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2024	2023

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Net income (loss) attributable to owners of the Parent Company	2,559	3,394	-30,670	-686	1,516
Annualized	10,236	13,576	-122,680	-2,744	6,064
Average stockholders’ equity
Stockholders’ equity, beginning of period	98,673	106,791	133,869	127,396	134,814
Stockholders’ equity, end of period	109,137	98,673	106,791	133,869	127,396
Average stockholders’ equity	103,905	102,732	120,330	130,633	131,105
Return on equity (%)	9.9%	13.2%	-102.0%	-2.1%	4.6%

	2024		2023

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss) attributable to owners of the Parent Company	2,559	-26,446	-29,840	830	1,516
Annualized	10,236	-26,446	-39,787	1,660	6,064
Average stockholders’ equity
Stockholders’ equity, beginning of period	98,673	134,814	134,814	134,814	134,814
Stockholders’ equity, end of period	109,137	98,673	106,791	133,869	127,396
Average stockholders’ equity	103,905	116,744	120,803	134,342	131,105
Return on equity (%)	9.9%	-22.7%	-32.9%	1.2%	4.6%

42 Ericsson | First quarter report 2024	Alternative performance measures

Free cash flow before M&A / Free cash flow after M&A / Free cash flow before M&A (% of net sales)

Free cash flow before M&A: Cash flow from operating activities less net capital expenditures, other investments (excluding M&A) and repayment of lease liabilities.

Free cash flow after M&A: Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities.

Free cash flow before M&A (% of net sales): Free cash flow before M&A as a percentage of net sales.

	2024	2023

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Cash flow from operating activities	5,075	14,482	1,402	-2,882	-5,825
Net capital expenditures and other investments (excl. M&A)
Investments in property, plant and equipment	-434	-720	-817	-806	-954
Sales of property, plant and equipment	24	37	51	42	33
Product development	-386	-551	-485	-562	-575
Other investments ¹	-7	-1	0	-94	-2
Repayment of lease liabilities	-601	-783	-691	-690	-693
Free cash flow before M&A	3,671	12,464	-540	-4,992	-8,016
Acquisitions/ divestments of subs and other operations, net	-106	-225	-160	-911	-844
Free cash flow after M&A	3,565	12,239	-700	-5,903	-8,860
Net sales	53,325	71,881	64,473	64,444	62,553
Free cash flow before M&A (% of net sales)	6.9%	17.3%	-0.8%	-7.7%	-12.8%

	2024		2023

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cash flow from operating activities	5,075	7,177	-7,305	-8,707	-5,825
Net capital expenditures and other investments (excl. M&A)
Investments in property, plant and equipment	-434	-3,297	-2,577	-1,760	-954
Sales of property, plant and equipment	24	163	126	75	33
Product development	-386	-2,173	-1,622	-1,137	-575
Other investments ¹	-7	-97	-96	-96	-2
Repayment of lease liabilities	-601	-2,857	-2,074	-1,383	-693
Free cash flow before M&A	3,671	-1,084	-13,548	-13,008	-8,016
Acquisitions/ divestments of subs and other operations, net	-106	-2,140	-1,915	-1,755	-844
Free cash flow after M&A	3,565	-3,224	-15,463	-14,763	-8,860
Net sales	53,325	263,351	191,470	126,997	62,553
Free cash flow before M&A (% of net sales)	6.9%	-0.4%	-7.1%	-10.2%	-12.8%

1) Other investments is part of the line item Other investing activities in the Consolidated cash flow statement. The differences are movements in other interest-bearing assets and the cash flow hedge reserve gain, which are not to be part of the definition of Free cash flow.

43 Ericsson | First quarter report 2024	Alternative performance measures

Sales growth by segment adjusted for comparable units and currency

	2024	2023

Isolated quarter, year over year change, percent	Q1	Q4	Q3	Q2	Q1
Networks	-19%	-23%	-16%	-13%	-2%
Cloud Software and Services	-2%	-4%	5%	1%	5%
Enterprise	1%	7%	11%	20%	19%

Other	-14%	-27%	-8%	-18%	0%
Total	-14%	-17%	-10%	-9%	0%

	2024		2023

Year to date, year over year change, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-19%	-15%	-11%	-8%	-2%
Cloud Software and Services	-2%	1%	4%	3%	5%
Enterprise	1%	11%	14%	20%	19%

Other	-14%	-14%	-8%	-8%	0%
Total	-14%	-10%	-7%	-5%	0%

Sales growth by market area adjusted for comparable units and currency
	2024	2023

Isolated quarter, year over year change, percent	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	-37%	7%	74%	71%	132%
North East Asia	-16%	11%	-2%	-32%	-19%
North America	-17%	-43%	-51%	-42%	-26%
Europe and Latin America	-8%	-12%	-6%	-3%	-12%
Middle East and Africa	11%	4%	10%	-4%	-8%

Other	9%	-24%	21%	38%	28%
Total	-14%	-17%	-10%	-9%	0%

	2024		2023

Year to date, year over year change, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	-37%	61%	88%	97%	132%
North East Asia	-16%	-9%	-19%	-26%	-19%
North America	-17%	-41%	-41%	-35%	-26%
Europe and Latin America	-8%	-9%	-7%	-8%	-12%
Middle East and Africa	11%	1%	0%	-6%	-8%

Other	9%	3%	27%	33%	28%
Total	-14%	-10%	-7%	-5%	0%

Rolling four quarters of net sales by segment
	2024	2023

Rolling four quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	162,690	171,442	185,070	191,680	195,223
Cloud Software and Services	63,275	63,630	64,282	62,931	61,837
Enterprise	25,720	25,745	25,361	23,669	18,993

Other	2,438	2,534	2,737	2,737	2,985
Total	254,123	263,351	277,450	281,017	279,038

44 Ericsson | First quarter report 2024	Alternative performance measures

Gross margin by segment by quarter

	2024	2023

Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	44.0%	41.4%	38.9%	38.4%	39.7%
Cloud Software and Services	37.1%	36.7%	35.3%	32.7%	33.4%
Enterprise	48.0%	44.3%	48.7%	46.3%	47.4%

Other	18.2%	-26.0%	-23.6%	-22.2%	-2.6%
Total	42.5%	39.8%	38.4%	37.4%	38.6%

	2024	2023

Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	44.0%	39.6%	39.0%	39.1%	39.7%
Cloud Software and Services	37.1%	34.7%	33.8%	33.0%	33.4%
Enterprise	48.0%	46.7%	47.5%	46.8%	47.4%

Other	18.2%	-18.2%	-15.6%	-11.0%	-2.6%
Total	42.5%	38.6%	38.1%	38.0%	38.6%

EBIT margin by segment by quarter
	2024	2023

Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	12.3%	13.6%	11.1%	6.2%	14.2%
Cloud Software and Services	-2.8%	9.4%	0.6%	-7.9%	-7.0%
Enterprise	-26.5%	-24.5%	-499.1%	-26.3%	-28.6%

Other	317.5%	-72.9%	-45.6%	-10.8%	-46.3%
Total	7.7%	8.1%	-44.8%	-0.5%	4.9%

	2024	2023

Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	12.3%	11.3%	10.5%	10.2%	14.2%
Cloud Software and Services	-2.8%	-0.3%	-4.7%	-7.5%	-7.0%
Enterprise	-26.5%	-148.9%	-192.6%	-27.4%	-28.6%

Other	317.5%	-45.5%	-36.4%	-31.1%	-46.3%
Total	7.7%	-7.7%	-13.7%	2.2%	4.9%

45 Ericsson | First quarter report 2024	Alternative performance measures

EBITA and EBITA margin by segment by quarter

	2024	2023

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	4,179	6,135	4,651	2,678	6,042
Cloud Software and Services	-355	1,846	96	-1,190	-929
Enterprise	-820	-830	-600	-891	-945

Other	1,889	-457	-319	-55	-320
Total	4,893	6,694	3,828	542	3,848

	2024	2023

Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	12.4%	13.6%	11.2%	6.3%	14.2%
Cloud Software and Services	-2.7%	9.4%	0.6%	-7.9%	-6.9%
Enterprise	-13.7%	-12.4%	-9.0%	-14.0%	-15.8%

Other	317.5%	-72.9%	-45.6%	-10.6%	-46.3%
Total	9.2%	9.3%	5.9%	0.8%	6.2%

	2024	2023

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	4,179	19,506	13,371	8,720	6,042
Cloud Software and Services	-355	-177	-2,023	-2,119	-929
Enterprise	-820	-3,266	-2,436	-1,836	-945

Other	1,889	-1,151	-694	-375	-320
Total	4,893	14,912	8,218	4,390	3,848

	2024	2023

Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	12.4%	11.4%	10.6%	10.3%	14.2%
Cloud Software and Services	-2.7%	-0.3%	-4.6%	-7.4%	-6.9%
Enterprise	-13.7%	-12.7%	-12.8%	-14.8%	-15.8%

Other	317.5%	-45.4%	-36.4%	-31.0%	-46.3%
Total	9.2%	5.7%	4.3%	3.5%	6.2%

46 Ericsson | First quarter report 2024	Alternative performance measures

Restructuring charges by function

	2024	2023

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Cost of sales	-122	-956	-548	-552	-746
Research and development expenses	10	-484	-197	-1,659	-91

Selling and administrative expenses	-93	-80	-143	-922	-143
Total	-205	-1,520	-888	-3,133	-980

	2024	2023

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cost of sales	-122	-2,802	-1,846	-1,298	-746
Research and development expenses	10	-2,431	-1,947	-1,750	-91

Selling and administrative expenses	-93	-1,288	-1,208	-1,065	-143
Total	-205	-6,521	-5,001	-4,113	-980

Restructuring charges by segment
	2024	2023

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	-95	-1,292	-564	-2,177	-404
of which cost of sales	-68	-816	-408	-376	-367
of which operating expenses	-27	-476	-156	-1,801	-37
Cloud Software and Services	-60	-183	-335	-906	-500
of which cost of sales	-49	-119	-143	-177	-367
of which operating expenses	-11	-64	-192	-729	-133
Enterprise	-38	-27	-5	-52	-89
of which cost of sales	-5	0	-3	-1	-12
of which operating expenses	-33	-27	-2	-51	-77
Other	-12	-18	16	2	13
of which cost of sales	0	-21	6	2	0
of which operating expenses	-12	3	10	0	13
Total	-205	-1,520	-888	-3,133	-980

	2024	2023

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-95	-4,437	-3,145	-2,581	-404
of which cost of sales	-68	-1,967	-1,151	-743	-367
of which operating expenses	-27	-2,470	-1,994	-1,838	-37
Cloud Software and Services	-60	-1,924	-1,741	-1,406	-500
of which cost of sales	-49	-806	-687	-544	-367
of which operating expenses	-11	-1,118	-1,054	-862	-133
Enterprise	-38	-173	-146	-141	-89
of which cost of sales	-5	-16	-16	-13	-12
of which operating expenses	-33	-157	-130	-128	-77
Other	-12	13	31	15	13
of which cost of sales	0	-13	8	2	0
of which operating expenses	-12	26	23	13	13
Total	-205	-6,521	-5,001	-4,113	-980

47 Ericsson | First quarter report 2024	Alternative performance measures

Gross income and gross margin excluding restructuring charges by segment

	2024	2023

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	14,919	19,443	16,554	16,694	17,236
Cloud Software and Services	4,883	7,293	5,637	5,121	4,843
Enterprise	2,870	2,968	3,256	2,955	2,853

Other	108	-143	-171	-117	-18
Total	22,780	29,561	25,276	24,653	24,914

	2024	2023

Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	44.3%	43.2%	39.9%	39.3%	40.6%
Cloud Software and Services	37.4%	37.3%	36.2%	33.9%	36.1%
Enterprise	48.1%	44.3%	48.8%	46.3%	47.6%

Other	18.2%	-22.8%	-24.5%	-22.6%	-2.6%
Total	42.7%	41.1%	39.2%	38.3%	39.8%

	2024	2023

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	14,919	69,927	50,484	33,930	17,236
Cloud Software and Services	4,883	22,894	15,601	9,964	4,843
Enterprise	2,870	12,032	9,064	5,808	2,853

Other	108	-449	-306	-135	-18
Total	22,780	104,404	74,843	49,567	24,914

	2024	2023

Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	44.3%	40.8%	39.9%	40.0%	40.6%
Cloud Software and Services	37.4%	36.0%	35.4%	35.0%	36.1%
Enterprise	48.1%	46.7%	47.6%	46.9%	47.6%

Other	18.2%	-17.7%	-16.0%	-11.2%	-2.6%
Total	42.7%	39.6%	39.1%	39.0%	39.8%

48 Ericsson | First quarter report 2024	Alternative performance measures

EBIT and EBIT margin excluding restructuring charges by segment

	2024	2023

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	4,251	7,404	5,191	4,800	6,424
Cloud Software and Services	-303	2,019	421	-294	-442
Enterprise	-1,544	-1,616	-33,297	-1,627	-1,623

Other	1,901	-439	-335	-58	-333
Total	4,305	7,368	-28,020	2,821	4,026

	2024	2023

Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	12.6%	16.5%	12.5%	11.3%	15.1%
Cloud Software and Services	-2.3%	10.3%	2.7%	-1.9%	-3.3%
Enterprise	-25.9%	-24.1%	-499.0%	-25.5%	-27.1%

Other	319.5%	-70.0%	-47.9%	-11.2%	-48.2%
Total	8.1%	10.3%	-43.5%	4.4%	6.4%

	2024	2023

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	4,251	23,819	16,415	11,224	6,424
Cloud Software and Services	-303	1,704	-315	-736	-442
Enterprise	-1,544	-38,163	-36,547	-3,250	-1,623

Other	1,901	-1,165	-726	-391	-333
Total	4,305	-13,805	-21,173	6,847	4,026

	2024	2023

Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	12.6%	13.9%	13.0%	13.2%	15.1%
Cloud Software and Services	-2.3%	2.7%	-0.7%	-2.6%	-3.3%
Enterprise	-25.9%	-148.2%	-191.9%	-26.3%	-27.1%

Other	319.5%	-46.0%	-38.1%	-32.4%	-48.2%
Total	8.1%	-5.2%	-11.1%	5.4%	6.4%

Rolling four quarters of EBIT margin excluding restructuring charges by segment (%)
	2024		2023

Rolling four quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	13.3%	13.9%	15.6%	17.4%	19.2%
Cloud Software and Services	2.9%	2.7%	0.6%	-1.2%	-2.0%
Enterprise	-148.1%	-148.2%	-151.3%	-27.6%	-29.0%

Other	43.8%	-46.0%	-146.8%	-143.1%	-136.9%
Total	-5.3%	-5.2%	-4.7%	7.9%	9.6%

49 Ericsson | First quarter report 2024	Alternative performance measures

EBITA and EBITA margin excluding restructuring charges by segment

	2024	2023

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	4,274	7,427	5,215	4,855	6,446
Cloud Software and Services	-295	2,029	431	-284	-429
Enterprise	-782	-803	-595	-839	-856

Other	1,901	-439	-335	-57	-333
Total	5,098	8,214	4,716	3,675	4,828

	2024		2023

Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	12.7%	16.5%	12.6%	11.4%	15.2%
Cloud Software and Services	-2.3%	10.4%	2.8%	-1.9%	-3.2%
Enterprise	-13.1%	-12.0%	-8.9%	-13.2%	-14.3%

Other	319.5%	-70.0%	-47.9%	-11.0%	-48.2%
Total	9.6%	11.4%	7.3%	5.7%	7.7%

	2024		2023

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	4,274	23,943	16,516	11,301	6,446
Cloud Software and Services	-295	1,747	-282	-713	-429
Enterprise	-782	-3,093	-2,290	-1,695	-856

Other	1,901	-1,164	-725	-390	-333
Total	5,098	21,433	13,219	8,503	4,828

	2024		2023

Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	12.7%	14.0%	13.1%	13.3%	15.2%
Cloud Software and Services	-2.3%	2.7%	-0.6%	-2.5%	-3.2%
Enterprise	-13.1%	-12.0%	-12.0%	-13.7%	-14.3%

Other	319.5%	-45.9%	-38.0%	-32.3%	-48.2%
Total	9.6%	8.1%	6.9%	6.7%	7.7%

Other ratios

	Q1		Jan-Dec

	2024	2023	2023
Days sales outstanding	89	84	63
Inventory turnover days	105	109	92
Payable days	79	87	75

50 Ericsson | First quarter report 2024	Alternative performance measures